



KFORCE ℠

TOGETHER **TOWARD** **TOMORROW**











ANNUAL **REPORT** **2023**



Kforce is a solutions firm specializing in technology, finance and accounting, and professional staffing services. Our KNOWLEDGEforce® empowers industry-leading companies to achieve their digital transformation goals. We curate teams of technical experts who build solutions custom-tailored to each client's needs. These scalable, flexible outcomes are shaped by deep market knowledge, thought leadership and our multi-industry expertise.

Our integrated approach is rooted in 60 years of proven success deploying highly skilled professionals on a temporary and direct-hire basis. Each year, more than 20,000 talented experts work with a majority of the Fortune 500. Together, we deliver Great Results Through Strategic Partnership and Knowledge Sharing®.



TO OUR FELLOW SHAREHOLDERS, CLIENTS, CONSULTANTS AND EMPLOYEES:

I AM TREMENDOUSLY GRATEFUL for the extraordinary efforts of the Kforce team who executed well in 2023 in an environment that proved to be more challenging than originally expected. Our message to our people in 2023 was simple, and frankly, it is no different as we begin 2024. There are many things that are uncontrollable. We must control what we can control, stay close to our internal associates, support our consultants, and continue listening to our clients while maintaining a long-term view in our decision making. Our results, driven by solid execution and a focused business model, allowed us to continue allocating significant capital towards our strategic priorities and in our people and tools.

As to our strategic priorities, we meaningfully advanced our integrated strategy, which capitalizes on the strong relationships we have with world-class companies by utilizing our existing sales, recruiters, and consultants to provide higher value teams and project solutions that effectively and cost efficiently address our clients' challenges. We also made significant progress in our multi-year back-office transformation efforts with the selection of Workday as our future state enterprise cloud application for HCM and financials and the selection of our implementation partner. Workday will complement our Microsoft front-end applications to create a unified and streamlined technology suite for the Firm once fully implemented over the next few years. We are incredibly fortunate to be partnering with these two market-leading companies who are at the forefront of investing in artificial intelligence. As we look ahead to 2024, we expect to continue to make the necessary investments in our strategic priorities to sustain our long-term growth ambitions and achieve our financial objective of attaining double-digit operating margins at slightly greater than $2 billion in annual revenues.

FULL YEAR 2023 FINANCIAL HIGHLIGHTS

• Revenue for the year ended December 31, 2023, of $1.53 billion decreased 10.5% year-over-year (10.1% on a billing day basis).

• Technology revenue of $1.38 billion decreased 8.2% year-over-year (7.8% on a billing day basis).

• As reported, operating margins were 5.7% for the year ended December 31, 2023, which decreased 110 basis points year-over-year. As adjusted, operating margins of 6.2% for the year ended December 31, 2023, decreased 70 basis points from 6.9% for the year ended December 31, 2022.

• As reported, diluted earnings per share for the year ended December 31, 2023, were $3.13 per share, a decrease of 14.9% year-over-year. As adjusted, diluted earnings per share were $3.49 and $4.25 for the years ended December 31, 2023 and 2022, respectively, a decrease of 17.9%.

> As we look ahead to 2024, we expect to continue to make the necessary investments in our strategic priorities to sustain our long-term growth ambitions and achieve our financial objective of attaining double-digit operating margins at slightly greater than $2 billion in annual revenues.

• We returned $94.7 million of capital to our shareholders through $67.1 million of share repurchases and $27.6 million in dividends during the year ended December 31, 2023, which exceeded 100% of operating cash flows.

We took action in July 2023 to reduce our structural costs to the lower revenues that we were experiencing and announced certain executive organizational changes in September 2023 consistent with our One Kforce organizational design and operating principles. While actions that affect our Kforce team are tremendously difficult to make and are never taken lightly, these changes allow us to navigate through the ongoing macroeconomic uncertainties and situate us well strategically for the future.

In February 2024, our Board of Directors (the "Board") approved an increase of 5.5% in our annual dividend from $1.44 per share to $1.52 per share, our fifth consecutive annual increase. Additionally, the Board approved an increase in our stock repurchase authorization, bringing the total to $100 million.

OUR SERVICE LINES

TECHNOLOGY
Our decision to grow our business organically with a consistent, refined business model tailored to provide highly skilled technology talent solutions to world-class companies in the domestic market has been critical to our success over many years, and we remain confident that our Firm is positioned well for improving market conditions. In 2023, we experienced a decline in flex revenues in our Technology business of approximately 7%, which closely resembled what we experienced in the Great Recession in 2008. As a reminder, our Technology business significantly outperformed the market in 2022 and 2021, growing 40% over that two-year period. After experiencing sequential billing day declines in the first three quarters of 2023,

importantly, our Technology business grew sequentially in the fourth quarter of 2023, which was reflective of the stability in the number of consultants on assignment we began to see beginning in mid-Q3 and the modest increase throughout the fourth quarter. Overall average bill rates in our technology business were stable in 2023, remaining near record levels at approximately $90 per hour, which was encouraging given the macro backdrop. In addition, we continued to benefit from an increased mix of managed teams and project engagements, which carries a higher average bill rate (and greater flex margin %). Our clients remain focused on critical technology initiatives in the areas of digital, UI/UX, cloud, data governance, data analytics, business intelligence, project and program management, and modernization efforts.

We believe the decline that we experienced in 2023 was due to an acceleration of strategic technology investments made during 2021 and 2022 to address the implications of remote work and other digital transformation efforts, combined with the caution exercised by companies in a very uncertain environment. Companies remain cautious due to continued economic and geopolitical uncertainty. While clients have been acting with restraint over the last 12 plus months, the backlog of desired investments continues to grow. We expect these important technology investments to be high priorities once the macro uncertainties begin to clear. Technology investments are simply not optional in today's competitive and disruptive business climate. There is simply no other market we would want to be focused in other than the domestic technology talent solutions space.

We have continued to broaden our technology service offerings beyond traditional professional staffing to include managed teams and project solutions. Clients consider access to the right talent, at the right time, essential to their success and see our services as a cost-effective solution for their project requirements as demonstrated by more than 90% of our managed teams and project solutions being executed with existing clients. Our integrated strategy capitalizes on the strong relationships built over the past 60 plus years within world-class companies by utilizing our existing sales, recruiters, and consultants to provide higher value teams and project solutions that effectively and cost efficiently address our clients' challenges.

Our client portfolio is diverse and includes market-leading customers, which are the largest consumers for the services we provide. Market leaders across all industries typically prioritize technology investments to maintain their competitive advantage. Our focus on addressing their strategic needs continues to be critical in our ability to drive sustainable, long-term above-market performance. While short-term disruption may occur with certain clients or industries, our diverse client base provides an outstanding platform for consistent, long-term growth.

FINANCE AND ACCOUNTING
Our FA business declined approximately 28% year-over-year as a result of the impact of business we strategically are no longer supporting due to our repositioning efforts and a

more challenging macro-environment. Our average bill rate has continued to exceed $50 per hour, which has improved 37% from $37 per hour pre-pandemic and our Flex margins have improved 140 basis points over that same time period, which is reflective of our success in repositioning this business towards higher-skilled roles.

> Our core competency is rooted in the ability to identify and provide critical resources, real-time and at scale, to help world-class companies solve complex problems and competitively transform their businesses.

ALIGNING FOR THE FUTURE
Our strategic position is solid, and our prospects are excellent. With that said, tremendous uncertainties still exist in the macro landscape and there are conflicting views of economists on whether we avert a recession, see a soft landing, or slip into a recession in the U.S. economy in 2024, following the aggressive monetary tightening by the Federal Reserve. The challenges in the geopolitical landscape continue to grow with the ongoing war in Ukraine, the affects across the region of the war in Israel along with 2024 U.S. election uncertainties, and many others. We will continue to closely monitor our performance indicators and trends and are prepared to make the necessary adjustments to our business without jeopardizing investments in our long-term strategic priorities.

AS WE LOOK AHEAD TO 2024
The strength of the secular drivers of demand in technology accelerated significantly coming out of both the 2008 Great Recession, with advancements in mobility, cloud computing, among many others, and the 2020 Pandemic, with further digitalization of businesses and the continued headlines around GenAI technologies. I have seen a lot of economic cycles in my 35 plus years in this business and each one behaves a bit differently. What remains clear to us though is that the broad and strategic uses of technology, including AI technologies, will continue to evolve and play an increasingly instrumental role in powering businesses. Over the long term, we believe that AI and other technologies will continue to drive demand for, rather than replace technology resources, and that the pace of change will accelerate. We are ideally positioned to meet that demand. Our core competency is rooted in the ability to identify and provide critical resources, real-time and at scale, to help world-class companies solve complex problems and competitively transform their businesses. Our operating model also allows us to be flexible in partnering with our clients to meet their needs across a broad spectrum of engagement forms, from direct hire, traditional professional staffing assignments to managed teams'



engagements and managed projects. We are fortunate to have one of the most recognized brands in the market for providing technology talent solutions. Our reputation has been established over our 60 plus year operating history, and we continue to carry the highest overall Glassdoor rating within our peer group.

We have taken necessary and thoughtful measures to strike a balance between associate productivity and our revenue expectations. As we have done in prior economic downturns, we are focused on retaining our most productive associates and making targeted investments in the business to ensure that we are well prepared to capitalize on the market demand when it accelerates. We continue to invest in our managed teams and project solutions capabilities and the integration of those offerings within the Firm, which is progressing well.

ESG AND STEWARDSHIP

Our 2023 Sustainability Report, which was published in February 2024, outlines the considerable progress we made in our overall ESG efforts in 2023. We continued to prioritize investing in our people as our number one priority and strengthened our governance and environmental processes—starting with the formal inclusion of ESG oversight and governance in the board committee charters. We also calculated our value chain emissions for 2023, which have declined 55% over our 2019 baseline, primarily as a result of our intentional focus on reducing our real estate footprint to align with our Office Occasional® work environment. There is always more to be done, and our desire to learn and evolve has us eager to discover the next best steps in our ESG journey. Our goals for 2024 have us pushing for even greater equity and inclusion throughout the Firm.

STEWARDSHIP AND COMMUNITY ENGAGEMENT

Our goal is to leave a lasting, positive impact on the world. Our hope is that by partnering with charitable organizations, connecting with diverse associations and engaging in projects that have meaningful impacts, we will empower our employees to empower others each and every day.

Under our guiding principle, Empowering People Through Knowledge Sharing℠, we focus on programs that help people develop skills, gain knowledge and pursue meaningful careers. Our employees lead the way in our community engagement efforts. Their passion for education, community development and human services guides our community engagement strategy.

We bring a unified approach to philanthropy with special emphasis on our Firm's four corporate-sponsored charities: Best Buddies, Feeding America, Junior Achievement and Special Operations Warrior Foundation. In addition to supporting our Firm-sponsored charities, we encourage our people to participate in causes and organizations they are passionate about. For example, this year we donated about 400 laptops to organizations in need. Below are a few examples of the many other initiatives we host and charities we partner with.

- **Season of Impact:** What began as an annual day of giving evolved into a Season of Impact—where Kforce employees are encouraged to give their time, talent and treasure to organizations of their choice throughout the holiday season.
- **Junior Achievement:** Kforce is sponsoring a new 3DE program at a local educational institution, which is a program that reimagines education by linking school districts with the business community so students can problem-solve real-world challenges. 3DE schools provide access to in-demand careers, fostering stability and building a culture of inclusionary instruction and individual value. In 2023, Kforce sponsored and participated in the inaugural program.
- **Best Buddies:** Kforce participated in the 2023 Best Buddies Champion of the Year Gala and Friendship Walk. Kforce is also a proud participant of the Best Buddies' Jobs Program, which gives individuals with intellectual and developmental disabilities opportunities for meaningful and fulfilling work.

IN SUMMARY

We have built a solid foundation at Kforce to advance our Mission *Uniting professionals to achieve success through lasting personal relationships*® and Vision *To have a meaningful impact on all the lives we serve*®. Our balance sheet is clean, which allowed us to deliver predictable dividends for our shareholders and to be opportunistic in repurchasing our stock in 2023, and we expect to continue to generate strong cash flows in 2024.

I want to reiterate how proud I am of the performance and resiliency of our collective Kforce team through their daily actions living out our tagline *We Love What We Do. We Love Who We Serve*®. Together, we fought through a challenging operating environment, made some difficult decisions and met each challenge. We are blessed to have a tenured Executive Leadership team who has been through multiple economic cycles together and can quickly adjust to changing market conditions. We will continue to invest in our strategic priorities that will help drive long-term growth and achieve our longer-term financial objective of attaining double-digit operating margins. We believe the key contributors achieving double-digit operating margins are increased scale, productivity improvements—including through our back-office transformation program and advancements in AI technologies, driving a greater mix of managed teams and solutions business and further reducing our fixed costs such as real estate. We enter 2024 well positioned to take additional market share and continue creating significant long-term returns for our shareholders.

Joseph J. Liberatore
President and Chief Executive Officer
Director



TECHNOLOGY

Kforce is a leading technology staffing and solutions firm in the U.S. with a proven history of evolving to meet our customers' needs. We provide the right professionals, teams and methodologies to deliver great results. Our experts help our clients seize opportunities and solve their greatest challenges.

Our four areas of focus are:

• **APPLICATION ENGINEERING**
  We create and deploy comprehensive full-stack solutions across the entire digital ecosystem, including software, web and mobile development, to enhance user experience and deliver impactful outcomes.

• **CLOUD**
  We empower our clients with cloud-native solutions customized to the right platform for their journey and fast-track their use of cloud computing.

• **DATA AND ANALYTICS**
  We serve our clients throughout the full data lifecycle: from describing past performance and understanding current progress to predicting future outcomes and prescribing next steps to improve efficiency and grow revenue.

• **DIGITAL EXPERIENCE**
  We take a human-centered, design-inspired approach to craft simple, personalized and differentiating digital solutions that drive revenue growth, brand loyalty and customer satisfaction.

Our **CONSULTING SOLUTIONS** team helps companies achieve their vision through digital transformation and modernization. We do so by combining our deep technical expertise in core practice areas with a multi-industry focus, including technology, financial services, insurance, telecommunications, healthcare, retail and energy. From strategy through implementation, we provide the knowledge and leadership our clients rely on to accelerate their business.



FINANCE AND ACCOUNTING

As a top provider of finance and accounting services in the U.S., we provide highly skilled analytics and decision support in the following areas:

STRATEGIC
We support senior-level decision making, ranging from financial, risk, and mergers and acquisitions to business intelligence and data science.

OPERATIONAL AND TECHNICAL
We execute day-to-day accounting and staffing analysis, such as directing, controlling and planning.

TRANSACTIONAL
We perform essential functions, including accounts receivable, accounts payable and payroll.

Our total shareholder return (TSR) since going public in August 1995 has been approximately 2,300%, roughly 4 times greater than the Russell 2000 over the same period.



Kforce TSR vs. Russell 2000 Index stock performance from 8/15/95 (IPO) to 12/31/23

SELECTED FINANCIAL DATA

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with Kforce's Consolidated Financial Statements and the related notes thereto ("Consolidated Financial Statements") incorporated into this Annual Report.

Years Ended December 31,	2023	2022	2021	2020	2019
(In thousands, except per share amounts)					
Revenue	$ 1,531,756	$1,710,765	$1,579,922	$1,397,700	$1,347,387
Gross profit	427,066	501,107	456,864	396,224	395,038
Selling, general and administrative expenses	334,933	379,815	345,721	310,713	314,167
Depreciation and amortization	5,012	4,427	4,500	5,255	6,050
Other expense, net	1,871	14,423	7,376	5,044	3,425
Income from continuing operations, before income taxes	85,250	102,442	99,267	75,212	71,396
Income tax expense	24,175	27,011	24,090	19,173	16,830
Income from continuing operations	61,075	75,431	75,177	56,039	54,566
Income from discontinued operations, net of tax	—	—	—	—	76,296
Net income	$ 61,075	$ 75,431	$ 75,177	$ 56,039	$ 130,862
Earnings per share — basic, continuing operations	$3.18	$3.76	$3.65	$2.67	$2.35
Earnings per share — diluted, continuing operations	$3.13	$3.68	$3.54	$2.62	$2.29
Weighted average shares outstanding — basic	19,188	20,054	20,579	20,983	23,186
Weighted average shares outstanding — diluted	19,507	20,503	21,212	21,395	23,772
Dividends declared per share	$1.44	$1.20	$0.98	$0.80	$0.72

As of December 31,	2023	2022	2021	2020	2019
(In thousands)					
Cash and cash equivalents	$ 119	$ 121	$ 96,989	$ 103,486	$ 19,831
Working capital	$ 141,484	$ 146,327	$ 211,680	$ 230,726	$ 160,271
Total assets	$ 357,979	$ 392,004	$ 503,401	$ 479,049	$ 381,125
Total outstanding borrowings on credit facility	$ 41,600	$ 25,600	$ 100,000	$ 100,000	$ 65,000
Total long-term liabilities	$ 95,924	$ 78,373	$ 154,564	$ 190,948	$ 128,898
Stockholders' equity	$ 159,080	$ 182,198	$ 188,406	$ 179,935	$ 167,263

STOCK PRICE PERFORMANCE

   The following graph compares the cumulative five-year total return on our common stock, the NASDAQ Stock Market (U.S.) Index and our Peer Group using the value of an investment of $100 on December 31, 2018 with dividends fully reinvested. All returns are weighted based on market capitalization at the end of each discrete measurement period. Historical stock prices of our common stock are not necessarily indicative of future stock price performance.



Index	2018	2019	2020	2021	2022	2023
Kforce Inc.	100.0	131	142	258	192	236
NASDAQ Stock Market (Composite)	100.0	135	194	236	158	226
2023 Peer Group (1)	100.0	128	126	192	148	170
2022 Peer Group (2)	100.0	123	123	187	149	162

   The Compensation Committee ("Committee") reviews the composition of the peer group on an annual basis with the assistance of Pay Governance. Consistent with the recommendation of Pay Governance, the Committee approved the removal of AMN Healthcare Services Inc. and Cross Country Health Inc. from our peer group in 2023 due to their predominant focus in healthcare staffing, which is not a focus for Kforce. The Committee also approved the addition of ICF International, Inc. and Perficient Inc. who are more focused on providing technology services and solutions. The changes to our 2023 peer group further align our peer group with our business mix, which is 90% concentrated in providing technology talent and solutions to world-class clients.

(1) 2023 Peer Group:

ASGN Incorporated	Huron Consulting Group Inc.	Perficient Inc.
Barrett Business Services, Inc.	ICF International, Inc.	Resources Connection, Inc.
CBIZ, Inc.	Kelly Services, Inc.	Robert Half International Inc.
The Hackett Group, Inc.	Korn Ferry	True Blue, Inc.
Heidrick & Struggles International Inc.	ManpowerGroup, Inc.	

(2) 2022 Peer Group:

AMN Healthcare Services, Inc.	The Hackett Group, Inc.	ManpowerGroup, Inc.
ASGN Incorporated	Heidrick & Struggles International Inc.	Resources Connection, Inc.
Barrett Business Services, Inc.	Huron Consulting Group Inc.	Robert Half International Inc.
CBIZ, Inc.	Kelly Services, Inc.	True Blue, Inc.
Cross Country Healthcare Inc.	Korn Ferry	

The Committee uses a peer group of companies as a source for executive compensation benchmarking data and comparisons to Kforce's executive compensation levels; insight into external compensation practices; and assistance with determining specific financial objectives for our performance-based compensation. Additionally, our peer group is used to determine annual equity LTI compensation levels based on our relative TSR performance.

The Committee focuses on selecting peers that are publicly-traded professional staffing, technology solutions providers and human capital centric companies, including certain companies we consider to be our direct business competitors. The Committee also selects peers that are similar in terms of size (as measured by revenue and market capitalization) that are in adjacent staffing markets but may not be considered a competitor. The Committee matches the median size of the peer group to Kforce by balancing a selection of both larger and smaller companies. The primary criteria for selection include customers, revenue footprint, geographical/domestic presence, talent, complexity of operating model and direct competitors.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Holders of Common Stock

Our common stock trades on the NASDAQ using the ticker symbol "KFRC." As of February 20, 2024, there were 138 holders of record.

Purchases of Equity Securities by the Issuer

In February 2024, the Board approved an increase in our stock repurchase authorization, bringing the total authorization from $41.7 million to $100.0 million. Purchases of common stock under the Plan are subject to certain price, market, volume and timing constraints, which are specified in the plan.

The following table presents information with respect to our repurchases of Kforce common stock during the three months ended December 31, 2023:

Period	Total Number of Shares Purchased (1)(2)(3)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
October 1, 2023 to October 31, 2023	5,124	$59.23	—	$66,822,516
November 1, 2023 to November 30, 2023	221,392	$65.38	219,473	$52,472,901
December 1, 2023 to December 31, 2023	253,855	$68.56	155,722	$41,731,977
Total	480,371	$66.99	375,195	$41,731,977

(1) Includes 5,124 shares of stock received upon vesting of restricted stock to satisfy tax withholding requirements for the period October 1, 2023 to October 31, 2023.
(2) Includes 1,919 shares of stock received upon vesting of restricted stock to satisfy tax withholding requirements for the period November 1, 2023 to November 30, 2023.
(3) Includes 98,133 shares of stock received upon vesting of restricted stock to satisfy tax withholding requirements for the period December 1, 2023 to December 31, 2023.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In addition to the inherent operational risks, Kforce is exposed to certain market risks, primarily related to changes in interest rates. As of December 31, 2023, we had $41.6 million outstanding under the Amended and Restated Credit Facility. A hypothetical 10% increase in interest rates in effect at December 31, 2023 would increase Kforce's annual interest expense by less than $0.4 million. Refer to Note 13 — "Credit Facility" in the Notes to Consolidated Financial Statements, included in this Annual Report, for further details on the Amended and Restated Credit Facility.

BUSINESS OVERVIEW

COMPANY OVERVIEW

Kforce Inc., along with its subsidiaries (collectively, "Kforce"), is a solutions firm specializing in technology and finance and accounting professional staffing services. Our KNOWLEDGEforce® empowers industry-leading companies to achieve their digital transformation goals. We curate teams of technical experts who build solutions custom-tailored to each client's needs. These scalable, flexible outcomes are shaped by deep market knowledge, thought leadership and our multi-industry expertise. Our integrated approach is rooted in 60 years of proven success deploying highly skilled professionals on a temporary ("Flex") and permanent ("Direct Hire") basis.

Kforce serves clients across a diverse set of industries and organizations of all sizes, but we place a particular focus on serving Fortune 500 and other large companies. Each year, over 20,000 talented consultants provide services to a significant majority of the Fortune 500. Together, we deliver Great Results Through Strategic Partnership and Knowledge Sharing®.

Over the last decade, we have driven significant, strategic change at Kforce, including but not limited to, streamlining the focus of our business on providing technology talent solutions. In alignment with this goal, since 2008, we have completed various divestitures of businesses that did not relate to our core business.

Our Technology and Finance and Accounting ("FA") businesses represent our two operating segments. Our Technology business comprises 90% of our overall revenues, and the remainder is generated by our FA business. For our Flex services, we provide our clients with qualified individuals ("consultants"), or teams of consultants, on a finite basis when the consultant's set of skills and experience is the right match for our clients. For our Direct Hire services, we identify qualified individuals ("candidates") for permanent placement with our clients. We further describe our two operating segments below.

Our operating results can be affected by:

- the number of billing days;

- the seasonality of our clients' businesses;

- changes in holidays and vacation days taken, which is usually highest in the fourth quarter of each calendar year; and

- increased costs as a result of certain annual U.S. state and federal employment tax resets that occur at the beginning of each calendar year, which negatively impact our gross profit and overall profitability in the first fiscal quarter of each calendar year.

Our Technology Business

We provide talent solutions to our clients in highly skilled areas including, but not limited to, systems/applications architecture and development (mobility and/or web); data management and analytics; cloud architects and engineers; business and artificial intelligence ("AI"); machine learning; project and program management; and network architecture and security.

We provide services to clients across virtually every industry with a diversified footprint in, among others, financial and business services, communications, insurance, retail and technology.

We have continued to broaden our service offerings beyond traditional staffing to include managed teams and project solutions. We believe our clients consider access to the right talent to be essential to their success and see our services as a cost-effective solution for their project requirements as demonstrated by more than 90% of our managed teams and project solutions being executed within existing clients. Kforce has been successfully winning more complex engagements due to the strong, long-standing partnerships we have built with our clients, our capability in identifying quality technology talent, and our reputation for delivering quality services. We are continuing to further integrate this capability into our Technology business.

The September 2023 report published by Staffing Industry Analysts ("SIA") stated that temporary technology staffing was forecasted to decline by 3% in 2023 and grow by 5% in 2024. Technology, as a discipline, continues to be project driven, even amidst generational changes like AI. There are a multitude of technology projects that need to be addressed to remain competitive, irrespective of economic performance.

Our Technology revenues declined 8.2% year-over-year (7.8% per billing day), to $1.4 billion in 2023. Although we experienced a decline in 2023, our Technology business grew 18% in 2022 on a year-over-year billing day basis after growing more than 22% in 2021 on a year-over-year billing day basis. The average bill rate in the fourth quarter of 2023 was approximately $90 per hour, which remained stable as compared to the fourth quarter of 2022. Our average assignment duration has been steadily increasing over the last several years and is currently 10 months.

The strength of the secular drivers of demand in technology accelerated significantly coming out of both the Great Recession, with advancements in mobility and cloud computing, among many others, and the 2020 COVID-19 Pandemic, with further digitalization of businesses and the continued headlines around Generative AI technologies. What remains clear to us is that the broad and strategic uses of technology, including AI technologies, will continue to evolve and play an increasingly instrumental role in powering businesses. Over the long term, we believe that AI and other technologies will continue to drive demand for, rather than replace technology resources, and that the pace of change will accelerate.

While our Technology business is not immune to economic turbulence, we believe there is a critical need for innovation to support business strategies and sustain relevancy in today's rapidly changing marketplace.

Our FA Business

Over the last several years, we have been strategically repositioning our FA business to focus on more highly skilled assignments that are less susceptible to technological change and automation and that more closely aligned with our Technology business. The talent solutions we offer our clients in our FA business include traditional finance and accounting roles, such as: finance, planning and analysis; business intelligence analysis; general accounting; transactional accounting (e.g., payables, billing, cash applications, receivables, etc.); business and cost analysis; and taxation and treasury. We will continue to support certain clients with whom we have long-standing relationships and that are strategically important to our overall success by providing consultants in lower skill roles (i.e. loan servicing; customer and call center support; data entry; and other administrative roles).

We believe we have made solid progress in this repositioning effort as evidenced by our overall average bill rate in our FA business of $51 per hour in the fourth quarter of 2023, which improved from $46 per hour, or 9.8%, as compared to the fourth quarter of 2022 and from $37 per hour, or 37.8%, as compared to the fourth quarter of 2019.

We provide services to clients in a variety of industries with a diversified footprint in, among others, the financial services, business services, healthcare and manufacturing sectors.

Revenue for our FA business decreased 27.5% to $147.2 million in 2023 compared to 2022, which was primarily driven by the repositioning efforts of our business towards higher skill roles and the continued uncertainty in the macroeconomic environment.

Our Consultants

The majority of our consultants are directly employed by Kforce, including domestic workers and foreign workers whose visas are sponsored by Kforce. As the employer of the vast majority of our consultants, Kforce is responsible for the employer's share of applicable payroll taxes ("FICA"), federal and state unemployment taxes, workers' compensation insurance and other direct labor costs. The more significant health, welfare and retirement benefits include comprehensive health insurance, workers' compensation benefits, and retirement plan options.

A key ingredient to our overall success in attracting and retaining our consultants is fostering a positive experience for our consultants and offering rewarding assignments with world-class companies.

We measure the quality of our service to and support of our consultants using staffing industry benchmarks and net promoter score ("NPS") surveys conducted by a specialized, independent third-party provider. Additionally, we continually seek direct feedback from our consultants to help us identify opportunities to refine our services. Our 2023 consultant NPS are well above current industry averages and near the world class designation.

INDUSTRY OVERVIEW AND ADDRESSABLE MARKET OPPORTUNITY

We assist our clients, which are principally market-leading companies in their respective industries, in solving their complex business challenges and digitally transform their businesses. We continue to believe that technology is at the epicenter of how business is conducted and investments in technology are simply not optional in today's competitive and disruptive business climate. Our core competency is rooted in the ability to identify and provide qualified and highly-skilled consultants to our clients under a spectrum of engagement structures from traditional staff augmentation to delivering technology solutions.

From a traditional staff augmentation standpoint, the staffing industry is made up of thousands of companies, most of which are small local firms providing limited service offerings to relatively small local client bases. A report based on revenues published by SIA in 2023 indicated that, in the United States, Kforce is one of the largest publicly-traded specialty staffing firms, the sixth largest technology temporary staffing firm and the eleventh largest finance and accounting temporary staffing firm.

According to the September 2023 SIA report, the technology temporary staffing industry and finance and accounting temporary staffing industry are expected to generate projected revenues of $43 billion and $9 billion, respectively, in 2024. Based on these projected revenues, our current market share is nearly 3%. Our business strategies are focused on continuing to penetrate our share of the U.S. temporary staffing industry and continue investing in our capability to provide higher level technology services and solutions while also integrating that capability within our overall Technology business. We believe that the organic investments that we have made in our managed teams and project solutions capabilities over the last several years continues to expand Kforce's total addressable market into the information technology solutions space. While reports differ in the size of the information technology solutions addressable market, IBIS World has indicated it is greater than $500 billion. While the portion that is addressable by Kforce is debatable, what is clear to us is that our addressable market is significantly greater than the $43 billion and $9 billion for the technology and finance and accounting temporary staffing industries, respectively.

Based on data published by the U.S. Bureau of Labor Statistics and SIA, temporary employment figures and trends are important indicators of staffing demand from an economic standpoint. The penetration rate (the percentage of temporary staffing to total employment) decreased to 1.8% in December 2023, from 2.0% in December 2022, while the unemployment rate, increased to 3.7% in December 2023 from 3.5% in December 2022. In addition, the college-level unemployment rate, which we believe serves as a better proxy for professional employment, and therefore aligns well with the consultant and candidate population that Kforce most typically serves, increased to 2.1% in December 2023, from 1.9% in December 2022.

Business Strategies

Our primary business strategies are driving long-term shareholder value by achieving above-market revenue growth within the domestic technology solutions space, making prudent investments to enhance our efficiency and effectiveness within our consistent operating model, and significantly improving our profitability as we progress towards double-digit operating margins. We believe the following strategic priorities will help us achieve our objectives.

Back-Office Transformation. Over the last five to ten years, we have been investing in high-quality technologies that have significantly bolstered our associates' productivity and enhanced our ability to effectively and efficiently support our clients, consultants and candidates. Our customer relationship management ("CRM") and talent relationship management ("TRM") capabilities are now on the Microsoft Dynamics platform, which went live in March 2017 and June 2020, respectively. We are continuing to make investments in these technologies, and others, to enhance our capabilities and processes in ways we believe will allow us to better evaluate and shape business opportunities with our clients and more seamlessly match candidates to assignments and projects.

We have not made meaningful investments in our back-office technologies in more than 15 years while the complexities of our business and client requirements have increased significantly. We have been meeting these complexities and requirements by adding dedicated Firm resources, which is not a scalable solution as we continue to grow. Our multi-year transformation program for our back-office technology will enhance the support to our Firm, including our clients, candidates and consultants. Overall, the benefits of streamlining our processes will create a positive impact resulting in increased client satisfaction and improved consultant productivity. This multi-year effort was initiated following a comprehensive assessment of our current state, and this assessment confirmed our belief that we have a tremendous opportunity to fundamentally transform and create advancements in our back-office functions. In 2023, we made tremendous progress advancing this program by selecting Workday as our future state enterprise cloud application for human capital management and financial reporting, and also selected our systems integrator to support us in the design, configuration and implementation of these solutions. In 2024, we expect to continue allocating significant investments towards this initiative as we initiate detailed design and implementation steps.

We are incredibly fortunate to be partnering with Workday and Microsoft, two companies at the forefront of investing in AI, which puts us in an ideal position to take advantage of these technologies as they become available.

Integrated Strategy. Our clients are increasingly looking to us to deliver services across a spectrum from traditional staff augmentation to managed project solutions. We have been organically investing in our managed teams and project solutions capabilities over the last five years, and this offering has been positively contributing to our financial results. We expect to continue to make investments in advancing our capabilities in this service offering and further integrating this capability within our overall Technology business. Our integration strategy is intended to harness the longevity of our relationships, primarily with Fortune 500 companies, and execute a unified account pursuit and delivery approach that broadly leverages our capabilities across the Firm.

Evolving our Nearshore and Offshore Delivery Strategy. Virtually all of our revenues are generated by helping our clients solve their most complex technology challenges through our onshore delivery model. Thus, the predominant worksite for our consultants is within the U.S. We have experienced an increasing desire by our clients in certain engagements for a blended delivery model leveraging onshore, nearshore and offshore resources to gain cost efficiencies and increase the speed of technological change. In these cases, we leverage our qualified partner network where we have long-standing relationships and proven track records. In the longer term, we believe there is a tremendous opportunity for us to develop a more scalable nearshore and offshore delivery capability.

COMPETITION

We operate in a highly competitive and fragmented staffing industry comprised of large national and local staffing and solutions firms. The local firms are typically operator-owned, and generally each geographic market has at least one significant competitor. Within our managed teams and project solutions offerings, we also face competition from global, national and regional accounting, consulting and advisory firms, as well as national and regional strategic consulting and systems implementation firms. We believe that our physical presence in larger markets, concentration of service offerings in areas of greatest demand (especially technology), national delivery teams, centralized delivery channels for foreign consultants (including those obtained via visa programs that optimize distribution and strengthen compliance), longevity of our brand and reputation in the market, along with our dedicated compliance and regulatory infrastructure, all provide a competitive advantage.

Managed Service Providers ("MSP") or Vendor Management Organizations ("VMO") are utilized by certain of our clients for the management and procurement of our services. We do not consider these organizations as a competitive threat. Generally, MSPs and VMOs standardize processes through the use of Vendor Management Systems ("VMS"), which are tools used to aggregate spend and measure supplier performance. VMS' are also offered through independent providers. Typically, MSPs, VMOs and/or VMS providers charge staffing firms administrative fees ranging from 1% to 4% of

revenue. In addition, the aggregation of services by MSPs for their clients into a single program can result in significant buying power and, thus, pricing power. Therefore, the use of MSPs by our clients has, in certain instances, resulted in gross margin compression, but has also led to incremental client share through our clients vendor consolidation efforts. Kforce does not currently provide MSP or VMO services directly to our clients; rather, our strategy has been to work with MSPs, VMOs and VMS providers that enable us to better extend our services to current and prospective clients.

We believe that the principal elements of competition in our industry are differentiated offerings; reputation; the ability of consultants to work on assignments with innovative and leading companies; the availability and quality of associates, consultants and candidates; the level of service provided; effective monitoring of job performance; scope of geographic service; the types of service offerings; and compliance orientation. To attract consultants and candidates, we emphasize our ability to provide competitive compensation and benefits; quality and varied assignments; scheduling flexibility and permanent placement opportunities, all of which are important to Kforce being the employer of choice. Because individuals pursue other employment opportunities on a regular basis, it is important that we respond to market conditions affecting these individuals and focus on our consultant relationship objectives. Additionally, in certain markets, from time to time we have experienced significant pricing pressure as a result of our competitors' pricing strategies, which may result in us not being able to effectively compete or choosing to not participate in certain business that does not meet our profitability standard.

REGULATORY ENVIRONMENT

Staffing and solutions firms are generally subject to one or more of the following types of government regulations: (1) regulation of the employer/employee relationship, such as wage and hour regulations, payroll tax withholding and reporting, immigration/visa regulations, as well as social security and other retirement, anti-discrimination, employee benefits and workers' compensation regulations; (2) registration, licensing, recordkeeping and reporting requirements; and (3) worker classification regulations.

As the employer, Kforce is responsible for the employer's share of FICA, federal and state unemployment taxes, workers' compensation insurance and other direct labor costs relating to our employees. The more pertinent health, welfare and retirement benefits provided to employees and consultants employed directly by us include: comprehensive health insurance, workers' compensation benefits and retirement plan options. We also provide paid leave for our associates and certain consultants. We have no collective bargaining agreements covering any of our employees, have never experienced any material labor disruption and are unaware of any current efforts or plans of our employees to organize.

Because we operate in a complex regulatory environment, one of our top priorities is compliance. For more discussion of the potential impact that the regulatory environment could have on Kforce's financial results, refer to Item 1A. Risk Factors of the Kforce 10-K.

INSURANCE

Kforce maintains a number of insurance policies, including general liability, automobile liability, workers' compensation and employers' liability, liability for certain foreign exposure, umbrella and excess liability, property, crime, fiduciary, directors and officers, employment practices liability, cybersecurity, professional liability and excess health insurance coverage. These policies provide coverage, subject to certain terms, conditions, and limits of liability and deductibles, for certain liabilities that may arise from Kforce's operations. There can be no assurance that any of the above policies will be adequate for our needs, or that we will maintain all such policies in the future.

HUMAN CAPITAL MANAGEMENT AND ENVIRONMENTAL, SOCIAL AND GOVERNANCE ("ESG") MATTERS

For over 60 years, Kforce has been rooted in stewardship, integrity and compassion. As a human capital solutions business, we are driven by the desire to serve others, provide meaningful work and opportunities to a diverse workforce, strengthen our communities and shape a more sustainable world.

Our 2023 Sustainability Report recognizes achievements in our ESG-related initiatives, and also outlines opportunities for continued growth and evolution. For a detailed discussion of our ESG initiatives, achievements and commitments, please refer to our 2023 Sustainability Report and 2023 Supplemental Greenhouse Gas ("GHG") Report, publicly available on our website: https://www.kforce.com/about/kforce-corporate-social-responsibility/.

We are grounded by our people-first approach with a set of Core Values that serves as a solid foundation. Our Core Values, as described below, are the foundation for how we positively impact our communities, the environment and the governance of our Firm.


FUN
Be yourself. Laugh often. Enjoy the journey.
INTEGRITY
Act with intention. Keep promises. Take responsibility.
UNITY
Encourage collaboration. Support each other. Pursue a shared vision.
COMPASSION
Respect others. Nurture relationships. Spread kindness.
COURAGE
Dare to fail. Speak openly. Dream big.
EXCELLENCE
Embrace competition. Succeed together. Go for the win.
ADAPTABILITY
Champion innovation. Stay curious. Consider the uncommon.

The following sections provide a high-level overview of our strategic initiatives related to each of the ESG pillars.

Governance

We believe that our governance principles add value to our shareholders, associates, consultants, clients and communities. These principles provide a framework for our culture, strategy, people and policy. This section includes an overview of our commitment to oversight, ethics and integrity, and risk management.

Oversight — Our Board of Directors ("Board") meets regularly to assess strategic plans and manage risks to our business and people, as well as to promote sound corporate governance practices and policies. These practices and policies include firm-wide compliance with our Commitment to Integrity — Kforce's Code of Business Conduct — that intends to set the highest ethical standards for how we conduct business ("Code of Conduct"). The Board is responsible for the oversight of our ESG policies and strategy. The Board delegates certain aspects to Board committees who inherently play an active role and are jointly responsible for ESG compliance and oversight. The Board's Audit Committee (the "Audit Committee") oversees the Firm's cybersecurity and data privacy strategies and practices, regularly reviews the Firm's cybersecurity roadmaps and framework progress and receives updates on relevant activities and measures. Refer to Item 1C. Cybersecurity for additional details regarding the oversight of cybersecurity in the Kforce 10-K.

Code of Conduct — Our Code of Conduct reflects our commitment to operate in a fair, honest, responsible and ethical manner, and it covers various topics, including, but not limited to, cybersecurity, insider trading, data privacy, equal opportunity employment and acceptable pay practices. Our associates receive annual training on our Code of Conduct and are required to certify compliance. Everyone who works with us—from our directors and executives to our associates, consultants, suppliers and business partners—is trained on and expected to abide by our Code of Conduct.

People

As of December 31, 2023, Kforce employed approximately 1,800 associates and had 8,600 consultants on assignment with our clients, of which a significant majority of these consultants are employed directly by Kforce.

Our work environment is shaped by our people. We maintain a commitment to well-being, flexibility and balance; learning and development; and diversity, equity and inclusion. We believe these initiatives are a testament to how much we value and invest in our people.

Well-Being, Flexibility and Balance — The success of our business is fundamentally connected to the well-being of our people. We provide our associates and consultants, and their families, with access to a variety of flexible and convenient health and wellness programs. These programs are part of our thoughtful and comprehensive response to support the physical and mental health of our employees by providing tools and resources that each employee can use to improve or maintain their health.

Shaped by the feedback of our associates, our Office Occasional® remote-first, hybrid work model is supported by flexibility and choice, and empowered by trust and technology. We have successfully transitioned many of our offices to align with our Office Occasional® strategy and will continue to transition our remaining offices as they come up for renewal. The shift in strategy to Office Occasional® has allowed us to introduce a new design and streamline our overall physical footprint, which has led to a decline in overall square footage compared to pre-pandemic periods. We believe that our Office Occasional® model allows our associates to design their workdays; thus, additionally contributing to their health and well-being.

Learning and Development — To turn a job into a career, we believe people need clear and attainable paths to grow. We are committed to investing in the tools, resources and trainings necessary for our people to excel in all stages of their career. We believe our leadership development programs help people grow their skills from the moment they join our Firm through the most senior level of their careers.

Diversity, Equity and Inclusion ("DE&I") — Our DE&I mission is to advocate for and support the inclusion, growth and success of all people connected to Kforce. The ultimate goal is to weave DE&I seamlessly into our overall firm strategy using a variety of approaches including creating an inclusive culture, ensuring an equitable talent journey for all, establishing policies that support our people, building an increasingly robust pipeline of diverse candidates, enhancing our supplier diversity practices, and instituting training programs to meet our DE&I objectives.

Refer to our 2023 Sustainability Report, which includes trends related to employee turnover rates and workforce demographics.

Environmental

As a people-focused solutions business, our impact on the environment is relatively low. With that said, we regularly look for opportunities to reduce our impact on the environment. We saw some of the greatest environmental benefits to date as a result of the continued rollout of our Office Occasional® work model, which resulted in a significant reduction in office space, business travel, in-office electricity usage and employee commutes.

During 2023, we engaged a third-party specialist to calculate our greenhouse gas emissions ("GHG") for Scopes 1, 2 and 3 for 2023, which indicated a decline of approximately 55% compared to our 2019 baseline. This information is more fully detailed in our 2023 Sustainability Report.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This MD&A should be read in conjunction with our Consolidated Financial Statements and the accompanying notes thereto and the Business Overview included in this Annual Report, for an overview of our operations and business environment.

EXECUTIVE SUMMARY

The following is an executive summary of what Kforce believes are highlights for 2023, which should be considered in the context of the additional discussions herein and in conjunction with the consolidated financial statements and notes thereto.

- Revenue for the year ended December 31, 2023, decreased 10.5% to $1.53 billion in 2023 from $1.71 billion in 2022. Revenue decreased 8.2% and 27.5% for Technology and FA, respectively, in 2023, primarily driven by the uncertainty in the macro environment and our repositioning efforts in our FA business.

- Flex revenue decreased 9.6% (9.2% on a billing day basis), to $1.49 billion in 2023 from $1.65 billion in 2022. In 2023, Flex revenue decreased 7.4% (7.1% on a billing day basis) for Technology and decreased 27.6% (27.3% on a billing day basis) for FA.

- Direct Hire revenue decreased 34.9% to $38.0 million in 2023 from $58.3 million in 2022.

- Gross profit margin decreased 140 basis points to 27.9% in 2023 from 29.3% in 2022, primarily as a result of a decline in the mix of Direct Hire revenue and Technology Flex gross profit margins.

- Flex gross profit margin decreased 80 basis points to 26.0% for 2023 from 26.8% in 2022. Flex gross profit margin decreased 70 basis points for Technology and increased 20 basis points for FA in 2023 as compared to 2022.

- Selling, General and Administrative ("SG&A") expenses as a percentage of revenue for the year ended December 31, 2023, decreased to 21.9% from 22.2% in 2022. SG&A expenses for the year ended December 31, 2023, include costs of $8.4 million related to (i) organizational realignment activities and actions taken to reduce our costs to better align with the lower revenue levels and (ii) legal costs for settlements. These costs, net of related tax benefits, impacted our earnings per share by $0.36 per share.

- Net income for the year ended December 31, 2023, decreased 19.0% to $61.1 million, or $3.13 per share, from $75.4 million, or $3.68 per share, in 2022.

- The Firm returned $94.7 million of capital to our shareholders in the form of open market repurchases totaling $67.1 million, or 1.1 million shares, and quarterly dividends totaling $27.6 million during the year ended December 31, 2023. The total capital returned to shareholders in 2023 represented over 100% of operating cash flows.

- Cash provided by operating activities was $91.5 million during the year ended December 31, 2023, as compared to $90.8 million for 2022. In 2022, there were higher cash outlays related to the payment of deferred payroll taxes under the Coronavirus Aid, Relief and Economic Securities Act (the "CARES Act") and settlement of the Supplemental Executive Retirement Plan ("SERP") obligation, totaling approximately $39 million. Operating cash flows in 2023 were negatively impacted by lower profitability levels due to the decline in revenues stemming from the uncertainty in the macro environment.

RESULTS OF OPERATIONS

Certain discussions of the changes in our results of operations from the year ended December 31, 2022, as compared to the year ended December 31, 2021, have been omitted from this Annual Report, and may be found in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 24, 2023.

There has been heightened uncertainty in the macroeconomic environment, and concerns that the U.S. economy may fall into a recession, since the Federal Reserve began aggressively raising interest rates in March 2022 to address persistently high inflation. The U.S. Treasury's yield curve has also been significantly inverted, which, for more than 50 years, has been a very strong indicator of a likely recession. There are also significant geopolitical concerns including, but not limited to, the Ukraine-Russia War, ongoing supply chain issues, U.S. political uncertainties and the Israel-Hamas War. With that said, growth in the U.S. economy was reasonably strong in 2023 as real gross domestic product ("GDP") grew at a pace of roughly 3% led by robust consumer spending. In addition, the labor markets remained quite strong in 2023 as the overall unemployment rate of 3.7% in December 2023 remained near historically low levels.

Despite the expansion in the U.S. economy, the uncertainties in the macro environment caused companies, broadly speaking, to exercise restraint in the number of new technology investments they initiated and to selectively scale back on existing projects in 2023. This restraint, which we began to see in the second half of 2022, had a negative impact on our results of operations in 2023. Kforce took certain actions to realign our organization and reduce costs to better align with lower revenue levels during the third quarter of 2023. We anticipate that these actions will reduce annual operating costs by at least $14.0 million, and began to realize this reduction in the fourth quarter of 2023.

Midway through the third quarter of 2023, we began to see a notable improvement in consultant retention, which led to stabilization of our consultants on assignment in our Technology business. We also experienced an improving trend in new consultant assignments in October, which largely continued throughout the fourth quarter of 2023.

The following table presents certain items in our Consolidated Statements of Operations and Comprehensive Income as a percentage of revenue for the years ended:

December 31,	2023	2022	2021
Revenue by segment:			
Technology	90.4%	88.1%	80.6%
FA	9.6	11.9	19.4
Total Revenue	100.0%	100.0%	100.0%
Revenue by type:			
Flex	97.5%	96.6%	96.9%
Direct Hire	2.5	3.4	3.1
Total Revenue	100.0%	100.0%	100.0%
Gross profit	27.9%	29.3%	28.9%
Selling, general and administrative expenses	21.9%	22.2%	21.9%
Depreciation and amortization	0.3%	0.3%	0.3%
Income from operations	5.7%	6.8%	6.7%
Income from operations, before income taxes	5.6%	6.0%	6.3%
Net income	4.0%	4.4%	4.8%

Revenue. The following table presents revenue by type for each segment and the percentage change from the prior period for the years ended December 31 (in thousands):

	2023	Increase (Decrease)	2022	Increase (Decrease)	2021
Technology					
Flex revenue	$1,366,095	(7.4)%	$1,476,055	18.3%	$1,247,560
Direct Hire revenue	18,458	(41.5)%	31,572	19.7%	26,381
Total Technology revenue	$1,384,553	(8.2)%	$1,507,627	18.3%	$1,273,941
FA					
Flex revenue	$ 127,679	(27.6)%	$ 176,395	(37.6)%	$ 282,597
Direct Hire revenue	19,524	(27.0)%	26,743	14.4%	23,384
Total FA revenue	$ 147,203	(27.5)%	$ 203,138	(33.6)%	$ 305,981
Total Flex revenue	$ 1,493,774	(9.6)%	$1,652,450	8.0%	$1,530,157
Total Direct Hire revenue	37,982	(34.9)%	58,315	17.2%	49,765
Total Revenue	$1,531,756	(10.5)%	$1,710,765	8.3%	$1,579,922

Flex Revenue. The key drivers of Flex revenue are the number of consultants on assignment, billable hours, the bill rate per hour and, to a limited extent, the amount of billable expenses incurred by Kforce.

Flex revenue for our Technology business decreased 7.4% (7.1% on a billing day basis), during the year ended December 31, 2023, as compared to the same period in 2022, primarily due to a decrease in consultants on assignment, which was partially offset by higher average bill rates. We began to experience a softening in the demand environment beginning in the second half of 2022, which continued throughout 2023, as our clients began to exercise restraint in initiating new technology initiatives against the backdrop of the uncertainty in the macroeconomic environment. Our Technology business declined on a sequential billing day basis in the first, second and third quarters of 2023 and grew almost 1% on a sequential billing day basis in the fourth quarter of 2023. We experienced a notable improvement in consultant retention rates during the third quarter of 2023 and also began to see improving trends in new assignments in October 2023, which contributed to the sequential growth in the fourth quarter of 2023.

Our average bill rates remained strong and increased 2.5% for the year ended December 31, 2023, as compared to the same period in 2022. Our average bill rate of approximately $90 per hour was largely stable throughout 2023, which was encouraging given the significant uncertainty in the macro environment. In the first quarter of 2024, we expect Technology Flex revenue to decline in the low double digits year-over-year.

Our FA business experienced a decrease in Flex revenue of 27.6% (27.3% on a billing day basis), during the year ended December 31, 2023, as compared to the same period in 2022, primarily driven by the repositioning of this business towards more highly-skilled roles and the continued uncertainty in the macro environment. We have seen indicators of success in our repositioning efforts as our average bill rate of approximately $50 per hour for the year ended December 31, 2023 has improved from an average bill rate of $37 per hour for the year ended December 31, 2019, an increase of 35%. In the first quarter of 2024, we expect FA Flex revenue to decrease in the mid 20% range on a year-over-year basis.

The following table presents the key drivers for the change in Flex revenue by segment over the prior period (in thousands):

Year Ended December 31,	2023 vs. 2022		2022 vs. 2021	
	Technology	FA	Technology	FA
Key Drivers—Increase (Decrease)				
Volume—hours billed	$(141,498)	$(57,647)	$118,757	$(144,684)
Bill rate	33,320	8,949	109,357	38,456
Billable expenses	(1,782)	(18)	381	26
Total change in Flex revenue	$(109,960)	$(48,716)	$228,495	$(106,202)

The following table presents total Flex hours billed by segment and the percentage change over the prior period for the years ended December 31 (in thousands):

	2023	Increase (Decrease)	2022	Increase (Decrease)	2021
Technology	15,178	(9.6)%	16,794	9.6%	15,329
FA	2,550	(32.7)%	3,789	(51.2)%	7,768
Total Flex hours billed	17,728	(13.9)%	20,583	(10.9)%	23,097

Direct Hire Revenue. The key drivers of Direct Hire revenue are the number of placements and the associated placement fee. Direct Hire revenue also includes conversion revenue, which may occur when a consultant initially assigned to a client on a temporary basis is later converted to a permanent placement for a fee.

Direct Hire revenue decreased 34.9% during the year ended December 31, 2023, as compared to the same period in 2022, primarily driven by a decrease in placements stemming from uncertainties in the macroeconomic environment. We expect Direct Hire revenue to be down in the 30% range in the first quarter of 2024 on a year-over-year basis.

Gross Profit. Gross profit is determined by deducting direct costs (primarily consultant compensation, payroll taxes and certain fringe benefits, as well as independent contractor costs) from total revenue. In addition, there are no consultant payroll costs associated with Direct Hire placements; thus, all Direct Hire revenue increases gross profit by the full amount of the placement fee.

The following table presents the gross profit as a percentage of total revenue ("gross profit percentage") for each segment and the percentage change over the prior period for the years ended December 31:

	2023	Increase (Decrease)	2022	Increase (Decrease)	2021
Technology	26.7%	(4.6)%	28.0%	0.4%	27.9%
FA	39.2%	0.5%	39.0%	18.2%	33.0%
Total gross profit percentage	27.9%	(4.8)%	29.3%	1.4%	28.9%

Total gross profit percentage decreased 140 basis points for the year ended December 31, 2023, as compared to the same period in 2022, primarily as a result of a decline in the mix of Direct Hire revenue and lower Technology Flex gross profit margins.

Flex gross profit percentage (Flex gross profit as a percentage of Flex revenue) provides management with helpful insight into the other drivers of total gross profit percentage driven by our Flex business such as changes in the spread between the consultants' bill rate and pay rate, changes in payroll tax rates or benefits costs, as well as the impact of billable expenses, which provide no profit margin.

The following table presents the Flex gross profit percentage for each segment and the percentage change over the prior period for the years ended December 31:

	2023	Increase (Decrease)	2022	Increase (Decrease)	2021
Technology	25.7%	(2.7)%	26.4%	—%	26.4%
FA	29.9%	0.7%	29.7%	8.4%	27.4%
Total Flex gross profit percentage	26.0%	(3.0)%	26.8%	0.8%	26.6%

Our Flex gross profit percentage decreased 80 basis points for the year ended December 31, 2023, as compared to the same period in 2022.
- Technology Flex gross profit margins decreased 70 basis points for the year ended December 31, 2023, as compared to the same period in 2022, primarily due to a tighter pricing environment.
- FA Flex gross profit margins increased 20 basis points for the year ended December 31, 2023, as compared to the same period in 2022, primarily a result of favorable benefits and payroll taxes due to a change in our client portfolio mix, partially offset by a tighter pricing environment.

The following table presents the key drivers for the change in Flex gross profit by segment over the prior period (in thousands):

Year Ended December 31,	2023 vs. 2022		2022 vs. 2021	
	Technology	FA	Technology	FA
Key Drivers—Increase (Decrease)				
Revenue impact (volume)	$(29,079)	$(14,483)	$60,365	$(29,128)
Profitability impact (rate)	(10,333)	187	395	4,061
Total change in Flex gross profit	$(39,412)	$(14,296)	$60,760	$(25,067)

SG&A Expenses. Total compensation, commissions, payroll taxes and benefit costs as a percentage of SG&A represented 84.3%, 84.1% and 85.4% of SG&A for the years ended December 31, 2023, 2022 and 2021, respectively. Commissions and other bonus incentives for our revenue-generating talent are variable costs driven primarily by revenue and gross profit levels, and associate performance.

The following table presents certain components of SG&A as a percentage of total revenue for the years ended December 31 (in thousands):

	2023	% of Revenue	2022	% of Revenue	2021	% of Revenue
Compensation, commissions, payroll taxes and benefits costs	$282,439	18.4%	$319,501	18.7%	$295,187	18.7%
Other[1]	52,494	3.5%	60,314	3.5%	50,534	3.2%
Total SG&A	$334,933	21.9%	$379,815	22.2%	$345,721	21.9%

(1) Includes items such as credit loss expense, lease expense, professional fees, travel, communication and office related expense, and certain other expenses.

SG&A as a percentage of revenue decreased 30 basis points for the year ended December 31, 2023, as compared to the same period in 2022, primarily driven by a decrease in performance-based compensation and tighter expense management given the lower revenue levels, partially offset by costs associated with organizational realignment activities and actions taken to reduce our structural costs along with legal settlement costs.

Despite the uncertainties in the macroeconomic environment, we continue to prioritize investments in our strategic initiatives, including our integrated strategy and multi-year efforts to transform our back office, and are continuing to exercise tight discretionary spend control, taking certain actions to align our costs with the lower revenue levels and generating other cost efficiencies, where appropriate.

Depreciation and Amortization. The following table presents depreciation and amortization expense and percentage change over the prior period by major category for the years ended December 31 (in thousands):

	2023	Increase (Decrease)	2022	Increase (Decrease)	2021
Fixed asset depreciation	$3,142	18.3%	$2,655	(5.9)%	$2,822
Capitalized software amortization	1,870	5.5%	1,772	5.6%	1,678
Total Depreciation and amortization	$5,012	13.2%	$4,427	(1.6)%	$4,500

Other Expense, Net. Other expense, net was $1.9 million, $14.4 million and $7.4 million for the years ended December 31, 2023, 2022 and 2021, respectively. Other expense, net consists of our proportionate share of losses for our joint venture and interest expense related to outstanding borrowings under our credit facility.

During the years ended December 31, 2023, 2022 and 2021, we recognized $0.8 million, $3.8 million, and $2.5 million, respectively, related to our share of losses associated with our equity method investment. On February 23, 2023, Kforce sold its 50% noncontrolling interest in our equity method investment to an unaffiliated third party, which fully settled the outstanding note receivable. Other expense, net also includes an impairment charge of $13.7 million for our equity method investment for the year ended December 31, 2022. Refer to Note 1 — "Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements, included in this Annual Report, for a more detailed discussion on the sale of our equity method investment.

During the year ended December 31, 2022, Other expense, net also included a $4.1 million gain recognized as a result of the termination of an interest rate swap agreement in May 2022. Refer to Note 14 — "Derivative Instrument and Hedging Activity" in the Notes to Consolidated Financial Statements, included in this Annual Report, for a complete discussion of the interest rate swap derivative instruments.

During the year ended December 31, 2021, Other expense, net included expense of $1.8 million related to the termination of our SERP. Refer to Note 12 — "Employee Benefit Plans" in the Notes to Consolidated Financial Statements, included in this Annual Report, for a complete discussion of the termination of our SERP.

Income Tax Expense. Income tax expense as a percentage of income from operations, before income taxes (our "effective tax rate") were 28.4%, 26.4% and 24.3% for the years ended December 31, 2023, 2022 and 2021, respectively. The 2023 effective tax rate was unfavorably impacted by a lower work opportunity tax credit, a lower tax benefit from the vesting of restricted stock, and higher non-deductible expenses, as compared to 2022.

NON-GAAP FINANCIAL MEASURES

Revenue Growth Rates. "Revenue growth rates," a non-GAAP financial measure, is defined by Kforce as year-over-year revenue growth after removing the impacts on reported revenues from the changes in the number of billing days. Management believes this data is particularly useful because it aids in evaluating revenue trends over time. Billing days impact is calculated by dividing each comparative period's reported revenues by the number of billing days for that period to arrive at a per billing day amount. Same billing day growth rates are then calculated based on the per billing day amounts. Management calculates the number of billing days for each reporting period based on the number of holidays and business days in the quarter.

	Year-Over-Year Growth Rates (As Reported)					
		2023				2022
	YTD	Q4	Q3	Q2	Q1	Q4
Technology Flex	(7.4)%	(11.1)%	(12.5)%	(7.8)%	2.2%	8.5%
FA Flex	(27.6)%	(28.0)%	(26.9)%	(27.3)%	(28.2)%	(28.8)%
Total Flex revenue	(9.6)%	(12.8)%	(13.9)%	(9.8)%	(1.6)%	3.1%

	Year-Over-Year Growth Rates (As Adjusted)					
		2023				2022
	YTD	Q4	Q3	Q2	Q1	Q4
Billing Days	252	61	63	64	64	61
Technology Flex	(7.1)%	(11.1)%	(11.1)%	(7.8)%	2.2%	8.5%
FA Flex	(27.3)%	(28.0)%	(25.7)%	(27.3)%	(28.2)%	(28.8)%
Total Flex revenue	(9.2)%	(12.8)%	(12.5)%	(9.8)%	(1.6)%	3.1%

Free Cash Flow. "Free Cash Flow", a non-GAAP financial measure, is defined by Kforce as net cash provided by operating activities determined in accordance with GAAP, less capital expenditures. Management believes this provides an additional way of viewing our liquidity that, when viewed with our GAAP results, provides a more complete understanding of factors and trends affecting our cash flows and is useful information to investors as it provides a measure of the amount of cash generated from the business that can be used for strategic opportunities, including investing in our business, repurchasing common stock, paying dividends or making acquisitions. Free Cash Flow has limitations due to the fact that it does not represent the residual cash flow available for discretionary expenditures. Therefore, we believe it is important to view Free Cash Flow as a complement to, but not as a replacement for, our Consolidated Statements of Cash Flows.

The following table presents Free Cash Flow (in thousands):

Years Ended December 31,	2023	2022	2021
Net income	$ 61,075	$ 75,431	$ 75,177
Non-cash provisions and other	30,713	50,294	30,188
Changes in operating assets/liabilities	(323)	(34,920)	(32,467)
Net cash provided by operating activities	91,465	90,805	72,898
Capital expenditures	(7,763)	(8,109)	(6,441)
Free cash flow	83,702	82,696	66,457
Change in debt	16,000	(74,400)	—
Repurchases of common stock	(75,024)	(74,913)	(66,210)
Cash dividends	(27,562)	(24,027)	(20,120)
Proceeds from the sale of our joint venture interest	5,059	—	—
(Premiums paid for) cash proceeds received from company-owned life insurance	(1,408)	1,077	—
Note receivable issued to our joint venture	(750)	(6,750)	—
Equity method investment	—	(500)	(9,000)
Net proceeds from the sale of assets held for sale	—	—	23,742
Other	(19)	(51)	(1,366)
Change in cash and cash equivalents	$ (2)	$(96,868)	$ (6,497)

Adjusted EBITDA. "Adjusted EBITDA", a non-GAAP financial measure, is defined by Kforce as net income before depreciation and amortization, stock-based compensation expense, interest expense, net, income tax expense, organizational realignment activities, legal settlement expense, loss from equity method investment, reserve associated with the note receivable issued to our joint venture, impairment of equity method investment, gain from termination of interest rate swap, gain on the sale of the corporate headquarters, and SERP termination expense. Adjusted EBITDA should not be considered a measure of financial performance under GAAP. Items excluded from Adjusted EBITDA are significant components in understanding and assessing our past and future financial performance, and this presentation should not be construed as an inference by us that our future results will be unaffected by those items excluded from Adjusted EBITDA. Adjusted EBITDA is a key measure used by management to assess our operations including our ability to generate cash flows and our ability to repay our debt obligations, and management believes it provides a good metric of our core profitability in comparing our performance to our competitors, as well as our performance over different time periods. Consequently, management believes it is useful information to investors. The measure should not be considered in isolation or as an alternative to net income, cash flows or other financial statement information presented in the consolidated financial statements as indicators of financial performance or liquidity. The measure is not determined in accordance with GAAP and is thus susceptible to varying calculations. Also, Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

In addition, although we excluded amortization of stock-based compensation expense because it is a non-cash expense, we expect to continue to incur stock-based compensation in the future and the associated stock issued may result in an increase in our outstanding shares of stock, which may result in the dilution of our shareholder ownership interest. We suggest that you evaluate these items and the potential risks of excluding such items when analyzing our financial position.

The following table presents Adjusted EBITDA and includes a reconciliation of net income to Adjusted EBITDA (in thousands):

Years Ended December 31,	2023	2022	2021
Net income	$ 61,075	$ 75,431	$ 75,177
Depreciation and amortization	5,012	4,427	4,500
Stock-based compensation expense	17,747	17,655	13,999
Interest expense, net	1,122	973	3,073
Income tax expense	24,175	27,011	24,090
Organizational realignment activities	3,662	—	—
Legal settlement expense	2,175	—	3,350
Loss from equity method investment	750	3,824	2,480
Reserve associated with note receivable issued to our joint venture	—	1,925	—
Impairment of equity method investment	—	13,684	—
Gain from termination of interest rate swap	—	(4,059)	—
Gain on sale of corporate headquarters	—	—	(2,051)
SERP termination expense	—	—	1,821
Adjusted EBITDA	$115,718	$140,871	$126,439

LIQUIDITY AND CAPITAL RESOURCES

To meet our capital and liquidity requirements, we primarily rely on operating cash flow, as well as borrowings under our credit facility. At December 31, 2023 and 2022, we had $0.1 million in cash and cash equivalents. At December 31, 2023, Kforce had $141.5 million in working capital compared to $146.3 million at December 31, 2022.

Cash Flows

Our business has historically generated a significant amount of operating cash flows, which allows us to balance deploying available capital towards: (i) investing in our infrastructure to allow sustainable growth; (ii) our dividend and share repurchase programs; and (iii) maintaining sufficient liquidity for potential acquisitions or other strategic investments.

The following table presents a summary of our net cash flows from operating, investing and financing activities (in thousands):

Years Ended December 31,	2023	2022	2021
Cash Provided by (Used in)			
Operating activities	$ 91,465	$ 90,805	$ 72,898
Investing activities	(4,862)	(14,282)	8,301
Financing activities	(86,605)	(173,391)	(87,696)
Change in cash and cash equivalents	$ (2)	$ (96,868)	$ (6,497)

Operating Activities

Cash provided by operating activities was $91.5 million during the year ended December 31, 2023, as compared to $90.8 million during the year ended December 31, 2022. Our largest source of operating cash flows is the collection of trade receivables, and our largest use of operating cash flows is the payment of our associate and consultant compensation. In 2022, there were higher cash outlays related to the payment of deferred payroll taxes under the CARES Act and the settlement of the SERP, totaling approximately $39 million. Operating cash flows in 2023 were negatively impacted by lower profitability levels due to the decline in revenues stemming from the uncertainty in the macro environment.

Investing Activities

Cash used in investing activities was $4.9 million during the year ended December 31, 2023, and primarily consisted of cash used for capital expenditures of $7.8 million, partially offset by the proceeds from the sale of our joint venture interest of $5.1 million. Cash used in investing activities of $14.3 million during the year ended December 31, 2022 primarily consisted of cash used for capital expenditures of $8.1 million and the issuance of secured promissory notes to our joint venture totaling $6.8 million.

Financing Activities

Cash used in financing activities was $86.6 million during the year ended December 31, 2023, as compared to $173.4 million during the year ended December 31, 2022. This change was primarily driven by $16.0 million of net borrowings on our credit facility in 2023 and $74.4 million of net payments in 2022.

The following table presents the cash flow impact of the common stock repurchase activity for the years ended December 31 (in thousands):

	2023	2022	2021
Open market repurchases	$67,178	$66,806	$54,265
Repurchase of shares related to tax withholding requirements for restricted stock vesting	7,846	8,107	11,945
Total cash flow impact of common stock repurchases	$75,024	$74,913	$66,210
Cash paid in current year for settlement of prior year repurchases	$ 974	$ 181	$ —

Kforce's Board declared and paid dividends of $27.6 million ($1.44 per share), $24.0 million ($1.20 per share) and $20.1 million ($0.98 per share) for the years ended December 31, 2023, 2022 and 2021, respectively.

In February 2024, Kforce's Board approved a 5.5% annual increase to the Company's dividend from $1.44 per share to $1.52 per share. The declaration, payment and amount of future dividends are discretionary and will be subject to determination by Kforce's Board each quarter following its review of, among other things, the Firm's current and expected financial performance as well as the ability to pay dividends under applicable law.

We believe that existing cash and cash equivalents, cash flow from operations and available borrowings under our credit facility will be adequate to meet the capital expenditure and working capital requirements of our operations for at least the next 12 months. However, a material deterioration in the economic environment or market conditions, among other things, could negatively impact operating results and liquidity, as well as the ability of our lenders to fund borrowings. Actual results could also differ materially from those indicated as a result of a number of factors, including the use of currently available resources for potential acquisitions and additional stock repurchases.

Credit Facility

On October 20, 2021, the Firm entered into an Amended and Restated Credit Facility, which has a maximum borrowing capacity of $200.0 million, and subject to certain conditions and the participation of the lenders, may be increased up to an aggregate additional amount of $150.0 million. As of December 31, 2023, $41.6 million was outstanding and $157.2 million, net of $1.2 million in letters of credit outstanding, was available under the Amended and Restated Credit Facility. As of December 31, 2023, we were in compliance with all of our financial covenants.

In June 2023, Kforce entered into the First Amendment to the Amended and Restated Credit Facility, by and among Wells Fargo, as administrative agent, and the lenders and financial institutions from time to time party thereto (the "First Amendment"), to replace the interest rates based on the London Inter-Bank Offered Rate ("LIBOR") with benchmark interest rates based on the Secured Overnight Financing Rate ("SOFR"). Refer to Note 13 — "Credit Facility" in the Notes to Consolidated Financial Statements, included in this Annual Report for a complete discussion of the Amended and Restated Credit Facility.

In April 2017 and March 2020, Kforce entered into two forward-starting interest rate swap agreements to mitigate the risk of rising interest rates. As of December 31, 2023, the Firm did not have any outstanding interest rate swap derivative instruments. Refer to Note 14 — "Derivative Instrument and Hedging Activity" in the Notes to Consolidated Financial Statements, included in this Annual Report for a complete discussion of our interest rate swaps.

Stock Repurchases

The following table presents the open market repurchase activity under the Board-authorized common stock repurchase program for the years ended December 31 (in thousands):

	2023		2022	
	Shares	**$**	Shares	$
Open market repurchases	**1,097**	**$67,124**	1,124	$67,599

In February 2024, the Board approved an increase in our stock repurchase authorization, bringing the total authorization to $100.0 million. As of December 31, 2023, $41.7 million remained available for further repurchases under the Board-authorized common stock repurchase program.

Contractual Obligations

In addition to our discussion and analysis surrounding our liquidity and capital resources, consideration should also be given to significant contractual obligations:

• The Amended and Restated Credit Facility matures on October 20, 2026, and as of December 31, 2023, our outstanding debt balance under the credit facility was $41.6 million. Total payments, however, are inherently uncertain as the interest rates related to this outstanding balance are variable and the outstanding borrowings that will occur over the remaining term of the Credit Facility are unknown. Refer to Note 13 — "Credit Facility" in the Notes to Consolidated Financial Statements, included in this Annual Report for further details on the Amended and Restated Credit Facility.

• We maintain various non-qualified deferred compensation plans pursuant to which eligible management and highly-compensated key employees may elect to defer all or part of their compensation to later years. As of December 31, 2023, the total amount of our obligations under these plans was $48.0 million. These amounts are included in the accompanying Consolidated Balance Sheets and classified as Accounts payable and other accrued liabilities and Other long-term liabilities, as appropriate,

and are payable based upon the elections of the plan participants (e.g., retirement, termination of employment, change-in-control, etc.). Amounts payable upon the retirement or termination of employment may become payable during the next five years if a covered employee retires, terminates, or schedules a distribution.

• Our purchase commitments consist of agreements to purchase goods and services entered into in the ordinary course of business. As of December 31, 2023, the value of our non-cancellable unconditional purchase commitments was $38.0 million.

• We have employment agreements with certain executives that provide for minimum compensation, salary and continuation of certain benefits for a six-month to a three-year period after their employment ends under certain circumstances. At December 31, 2023, our liability would be approximately $30.3 million for terminations related to a change in control and $11.4 million related to terminations in the absence of cause. Refer to Note 17 — "Commitments and Contingencies" in the Notes to Consolidated Financial Statements, included in this Annual Report for additional information regarding our commitments related to employment agreements.

• We lease certain facilities and other properties under non-cancellable operating lease arrangements that expire at various dates through 2033. As of December 31, 2023, the total amount of our obligations under operating leases was $18.2 million. Refer to Note 11 — "Operating Leases" in the Notes to Consolidated Financial Statements, included in this Annual Report. Financial Statements and Supplementary Data for additional information regarding our lease obligations and the timing of expected future payments, including a five-year maturity schedule.

Off-Balance Sheet Arrangements

Kforce provides letters of credit to certain vendors in lieu of cash deposits. At December 31, 2023, Kforce had letters of credit outstanding for operating lease and insurance coverage deposits totaling $1.2 million.

These off-balance sheet arrangements do not have a material impact on our liquidity or capital resources. These off-balance sheet arrangements do not provide financing, liquidity, market or credit risk support.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with GAAP, and our significant accounting policies are discussed in Note 1 — "Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements, included in this Annual Report. In connection with the preparation of our consolidated financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amount of assets, liabilities, revenues, expenses and the related disclosures. Our assumptions, estimates and judgments are based on our historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. Management regularly reviews the accounting policies, estimates, assumptions and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Management believes that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. We have not made any material changes in our accounting methodologies used in prior years.

Allowance for Credit Losses

We estimate and recognize lifetime expected losses, rather than incurred losses, which results in the earlier recognition of credit losses even if the expected risk of credit loss is remote. As part of our analysis, we apply credit loss rates to outstanding receivables by aging category. For certain clients, we perform a quarterly credit review, which considers the client's credit rating and financial position as well as our total credit loss exposure. A 10% change in accounts reserved at December 31, 2023 would have impacted our net income by approximately $0.1 million in 2023.

Refer to Note 4 — "Allowance for Credit Losses" in the Notes to Consolidated Financial Statements, included in this Annual Report, for more details on our allowance for credit losses.

Accounting for Income Taxes

Our effective income tax rate is influenced by tax planning opportunities available to us in the various jurisdictions in which we conduct business. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions, including those that may be uncertain.

We are also required to exercise judgment with respect to the realization of our net deferred tax assets. Management evaluates positive and negative evidence and exercises judgment regarding past and future events to determine if it is more likely than not that all or some portion of the deferred tax assets may not be realized. If appropriate, a valuation allowance is recorded against deferred tax assets to offset future tax benefits that may not be realized. A 0.5% change in our effective tax rate would have impacted our net income by approximately $0.4 million in 2023.

Refer to Note 6 — "Income Taxes" in the Notes to Consolidated Financial Statements, included in this Annual Report, for a complete discussion of the components of our income tax expense, as well as the temporary differences that exist as of December 31, 2023.

Goodwill Impairment

Goodwill is tested at the reporting unit level, which is generally an operating segment or one level below the operating segment level, where a business operates and for which discrete financial information is available and reviewed by segment management. We evaluate goodwill for impairment annually or more frequently whenever events or circumstances indicate that the fair value of a reporting unit is below its carrying value. We monitor the existence of potential impairment indicators throughout the year. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations.

When performing a quantitative assessment, we determine the fair value of our reporting units using widely accepted valuation techniques, including the discounted cash flow, guideline transaction and guideline company methods. These types of analyses contain uncertainties because they require management to make significant assumptions and judgments including: (1) an appropriate rate to discount the expected future cash flows; (2) the inherent risk in achieving forecasted operating results; (3) long-term growth rates; (4) expectations for future economic cycles; (5) market comparable companies and appropriate adjustments thereto; and (6) market multiples. When performing a qualitative assessment, we assess qualitative factors to determine whether the existence of events or circumstances indicated that it was more likely than not that the fair value of the reporting unit was less than its carrying amount.

Refer to Note 8 — "Goodwill" in the Notes to Consolidated Financial Statements, included in this Annual Report, for a complete discussion of the valuation methodologies employed.

Self-Insured Liabilities

We are self-insured for certain losses related to health insurance claims that are below insurable limits. However, we obtain third-party insurance coverage to limit our exposure to claims in excess of insurable limits. When estimating our self-insured liabilities, we consider a number of factors, including historical claims experience, plan structure, internal claims management activities, demographic factors and severity factors. Periodically, management reviews its assumptions to determine the adequacy of our self-insured liabilities.

Our self-insured liabilities contain uncertainties because management is required to make assumptions and to apply judgment to estimate the ultimate total cost to settle reported claims and claims incurred but not reported ("IBNR") as of the balance sheet date. A 10% change in our self-insured liabilities related to health insurance, as of December 31, 2023, would have impacted our net income by approximately $0.4 million in 2023.

NEW ACCOUNTING STANDARDS

Refer to Note 1 — "Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements, included in this Annual Report, for a discussion of new accounting standards.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Kforce is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) of the Exchange Act. Kforce's internal control system was designed to provide reasonable assurance to Kforce's management and the Board regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of the CEO and the CFO, Kforce's management assessed the effectiveness of Kforce's internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework (2013). Based on our assessment we believe that, as of December 31, 2023, Kforce's internal control over financial reporting is effective based on those criteria.

Kforce's independent registered public accounting firm, Deloitte & Touche LLP, has issued an audit report on our internal control over financial reporting, which is presented herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Kforce Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Kforce Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income, changes in stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Deloitte & Touche LLP

Tampa, Florida
February 23, 2024

We have served as the Company's auditor since 2000.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In thousands, except per share amounts)

Years Ended December 31,	2023	2022	2021
Revenue	$1,531,756	$1,710,765	$1,579,922
Direct costs	1,104,690	1,209,658	1,123,058
Gross profit	427,066	501,107	456,864
Selling, general and administrative expenses	334,933	379,815	345,721
Depreciation and amortization	5,012	4,427	4,500
Income from operations	87,121	116,865	106,643
Other expense, net	1,871	14,423	7,376
Income from operations, before income taxes	85,250	102,442	99,267
Income tax expense	24,175	27,011	24,090
Net income	61,075	75,431	75,177
Other comprehensive (loss) income:			
Defined benefit pension plans, net of tax	—	—	3,103
Change in fair value of interest rate swaps, net of tax	—	(615)	1,941
Comprehensive income	$ 61,075	$ 74,816	$ 80,221
Earnings per share — basic	$3.18	$3.76	$3.65
Earnings per share — diluted	$3.13	$3.68	$3.54
Weighted average shares outstanding — basic	19,188	20,054	20,579
Weighted average shares outstanding — diluted	19,507	20,503	21,212

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

December 31,	2023	2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 119	$ 121
Trade receivables, net of allowances of $1,643 and $1,575, respectively	233,428	269,496
Prepaid expenses and other current assets	10,912	8,143
Total current assets	244,459	277,760
Fixed assets, net	9,418	8,647
Other assets, net	75,924	75,771
Deferred tax assets, net	3,138	4,786
Goodwill	25,040	25,040
Total assets	$ 357,979	$ 392,004
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and other accrued liabilities	$ 64,795	$ 72,792
Accrued payroll costs	33,968	48,369
Current portion of operating lease liabilities	3,589	4,576
Income taxes payable	623	5,696
Total current liabilities	102,975	131,433
Long-term debt — credit facility	41,600	25,600
Other long-term liabilities	54,324	52,773
Total liabilities	198,899	209,806
Commitments and contingencies (Note 17)		
Stockholders' equity:		
Preferred stock, $0.01 par value; 15,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value; 250,000 shares authorized, 73,462 and 73,242 issued, respectively	734	732
Additional paid-in capital	527,288	507,734
Accumulated other comprehensive income	—	6
Retained earnings	525,222	492,764
Treasury stock, at cost; 53,941 and 52,744 shares, respectively	(894,164)	(819,038)
Total stockholders' equity	159,080	182,198
Total liabilities and stockholders' equity	$ 357,979	$ 392,004

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)	Common Stock	
	Shares	Amount
Balance, December 31, 2020	72,600	$726
Net income	—	—
Issuance for stock-based compensation and dividend equivalents, net of forfeitures	397	4
Stock-based compensation expense	—	—
Employee stock purchase plan	—	—
Dividends ($0.98 per share)	—	—
Defined benefit pension plan, no tax benefit	—	—
Change in fair value of interest rate swap, net of tax of $657	—	—
Repurchases of common stock	—	—
Balance, December 31, 2021	72,997	730
Net income	—	—
Issuance for stock-based compensation and dividend equivalents, net of forfeitures	245	2
Stock-based compensation expense	—	—
Employee stock purchase plan	—	—
Dividends ($1.20 per share)	—	—
Change in fair value of interest rate swap, net of tax of $209	—	—
Repurchases of common stock	—	—
Balance, December 31, 2022	73,242	732
Net income	—	—
Issuance for stock-based compensation and dividend equivalents, net of forfeitures	**220**	**2**
Stock-based compensation expense	—	—
Employee stock purchase plan	—	—
Dividends ($1.44 per share)	—	—
Repurchases of common stock	—	—
Other	—	—
Balance, December 31, 2023	**73,462**	**$734**

The accompanying notes are an integral part of these consolidated financial statements.

Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Treasury Stock		Total Stockholders' Equity
			Shares	Amount	
$472,378	$(4,423)	$388,645	50,427	$(677,391)	$179,935
—	—	75,177	—	—	75,177
1,102	—	(1,106)	—	—	—
13,999	—	—	—	—	13,999
557	—	—	(15)	205	762
—	—	(20,120)	—	—	(20,120)
—	3,103	—	—	—	3,103
—	1,941	—	—	—	1,941
—	—	—	1,080	(66,391)	(66,391)
488,036	621	442,596	51,492	(743,577)	188,406
—	—	75,431	—	—	75,431
1,234	—	(1,236)	—	—	—
17,655	—	—	—	—	17,655
809	—	—	(17)	245	1,054
—	—	(24,027)	—	—	(24,027)
—	(615)	—	—	—	(615)
—	—	—	1,269	(75,706)	(75,706)
507,734	6	492,764	52,744	(819,038)	182,198
—	**—**	**61,075**	**—**	**—**	**61,075**
1,053	**—**	**(1,055)**	**—**	**—**	**—**
17,747	**—**	**—**	**—**	**—**	**17,747**
754	**—**	**—**	**(18)**	**288**	**1,042**
—	**—**	**(27,562)**	**—**	**—**	**(27,562)**
—	**—**	**—**	**1,215**	**(75,414)**	**(75,414)**
—	**(6)**	**—**	**—**	**—**	**(6)**
$527,288	**$ —**	**$525,222**	**53,941**	**$(894,164)**	**$159,080**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Years Ended December 31,	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 61,075	$ 75,431	$ 75,177
Adjustments to reconcile net income to cash provided by operating activities:			
Deferred income tax provision, net	1,647	3,081	2,425
Provision for credit losses	768	(126)	11
Depreciation and amortization	5,012	4,427	4,500
Stock-based compensation expense	17,747	17,655	13,999
Noncash lease expense	4,065	5,683	5,509
Loss on equity method investment	750	3,824	2,480
Defined benefit pension plans expense	—	—	2,157
Reserve related to note receivable	—	1,925	—
Impairment of equity method investment	—	13,684	—
Other	724	141	(893)
(Increase) decrease in operating assets			
Trade receivables, net	35,301	(4,049)	(36,960)
Other assets	(1,304)	(9,199)	(9,779)
Increase (decrease) in operating liabilities			
Accrued payroll costs	(13,358)	(22,003)	6,337
Other liabilities	(20,962)	20,296	7,935
Payment of benefit under terminated pension plan	—	(19,965)	—
Cash provided by operating activities	91,465	90,805	72,898
Cash flows from investing activities:			
Capital expenditures	(7,763)	(8,109)	(6,441)
Proceeds from the sale of our joint venture interest	5,059	—	—
(Premiums paid for) cash proceeds received from company-owned life insurance	(1,408)	1,077	—
Note receivable issued to our joint venture	(750)	(6,750)	—
Equity method investment	—	(500)	(9,000)
Net proceeds from the sale of assets held for sale	—	—	23,742
Cash (used in) provided by investing activities	(4,862)	(14,282)	8,301
Cash flows from financing activities:			
Proceeds from credit facility	594,400	38,200	—
Payments on credit facility	(578,400)	(112,600)	—
Repurchases of common stock	(75,024)	(74,913)	(66,210)
Cash dividends	(27,562)	(24,027)	(20,120)
Other	(19)	(51)	(1,366)
Cash used in financing activities	(86,605)	(173,391)	(87,696)
Change in cash and cash equivalents	(2)	(96,868)	(6,497)
Cash and cash equivalents at beginning of year	121	96,989	103,486
Cash and cash equivalents at end of year	$ 119	$ 121	$ 96,989
Supplemental Disclosure of Cash Flow Information			
Cash paid during the year for:			
Income taxes	$ 28,616	$ 16,579	$ 24,277
Operating lease liabilities	5,232	6,992	7,468
Interest, net	897	885	2,453
Non-Cash Financing and Investing Transactions:			
ROU assets obtained from operating leases	$ 4,378	$ 9,997	$ 5,098
Unsettled repurchases of common stock	920	974	181
Employee stock purchase plan	1,042	1,054	762

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in conformity with Generally Accepted Accounting Principles ("GAAP") and the rules of the Securities and Exchange Commission (the "SEC"). Certain prior year amounts have been reclassified to conform with the current period presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of Kforce Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. References in this document to "Kforce," the "Company," "we," the "Firm," "management," "our" or "us" refer to Kforce Inc. and its subsidiaries, except where the context indicates otherwise.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most critical of these estimates and assumptions relate to the following: allowance for credit losses; income taxes; self-insured liabilities for health insurance; and the impairment of goodwill, other long-lived assets and the equity method investment. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Revenue Recognition

All of our revenue and trade receivables are generated from contracts with customers and our revenues are derived from U.S. domestic operations.

Revenue is recognized when the control of the promised services is transferred to our customers at an amount that reflects the consideration to which we expect to be entitled to in exchange for those services. Revenue is recorded net of sales or other transaction taxes collected from clients and remitted to taxing authorities.

For substantially all of our revenue transactions, we have determined that the gross reporting of revenues as a principal, versus net as an agent, is the appropriate accounting treatment because Kforce: (i) is primarily responsible for fulfilling the promise to provide the specified service to the customer; (ii) has discretion in selecting and assigning the temporary workers to particular jobs and establishing the bill rate; and (iii) bears the risk and rewards of the transaction, including credit risk if the customer fails to pay for services performed.

Flex Revenue

Substantially all of our Flex revenue is recognized over time as temporary staffing services and managed solutions are provided by our consultants at the contractually established bill rates, net of applicable variable consideration, such as customer rebates and discounts. Reimbursements of travel and out-of-pocket expenses ("billable expenses") are also recorded within Flex revenue when incurred and the equivalent amount of expense is recorded in Direct costs in the Consolidated Statements of Operations and

Comprehensive Income. We recognize revenue in the amount of consideration to which we have the right to invoice when it corresponds directly to the services transferred to the customer and satisfied over time.

Direct Hire Revenue

Direct Hire revenue is recognized at the agreed upon rate at the point in time when the performance obligation is considered complete. Our policy requires the following criteria to be met in order for the performance obligation to be considered complete: (i) the candidate accepted the position; (ii) the candidate resigned from their current employer; and (iii) the agreed upon start date falls within the following month. Because the client has accepted the candidate and can direct the use of and obtains the significant risk and rewards of the placement, we consider this point as the transfer of control to our client.

Variable Consideration

Transaction prices for Flex revenue include variable consideration, such as customer rebates and discounts. Management evaluates the facts and circumstances of each contract to estimate the variable consideration using the most likely amount method which utilizes management's expectation of the volume of services to be provided over the applicable period.

Direct Hire revenue is recorded net of a fallout reserve. Direct Hire fallouts occur when a candidate does not remain employed with the client through the respective contingency period (typically 90 days or less). Management uses the expected value method to estimate the fallout reserve based on a combination of past experience and current trends.

Payment Terms

Our payment terms and conditions vary by arrangement. The vast majority of our terms are typically less than 90 days, however, we have extended our payment terms beyond 90 days for certain of our customers. Generally, the timing between the satisfaction of the performance obligation and the payment is not significant and we do not currently have any significant financing components.

Unsatisfied Performance Obligations

We do not disclose the value of unsatisfied performance obligations for contracts if either the original expected length is one year or less or if revenue is recognized at the amount to which we have the right to invoice for services performed.

Contract Balances

We record accounts receivable when our right to consideration becomes unconditional and services have been performed. Other than our trade receivable balance, we do not have any material contract assets as of December 31, 2023 and 2022.

We record a contract liability when we receive consideration from a customer prior to transferring services to the customer. We recognize the contract liability as revenue after we have transferred control of the goods or services to the customer. Contract liabilities are recorded within Accounts payable and other accrued liabilities if expected to be recognized in less than one year and Other long-term liabilities, if over one year, in the Consolidated Balance Sheets. We do not have any material contract liabilities as of December 31, 2023 and 2022.

Cost of Services

Direct costs are composed of all related costs of employment for consultants, including compensation, payroll taxes, certain fringe benefits and subcontractor costs. Direct costs exclude depreciation and amortization expense, which is presented on a separate line in the accompanying Consolidated Statements of Operations and Comprehensive Income.

Associate and field management compensation, payroll taxes and fringe benefits are included in SG&A along with other customary costs such as administrative and corporate costs.

Commissions

Our associates make placements and earn commissions as a percentage of revenue or gross profit pursuant to a commission plan. The amount of associate commissions paid increases as volume increases. Commissions are accrued at an amount equal to the percent of total expected commissions payable to total revenue or gross profit for the commission-plan period, as applicable. We generally expense sales commissions and any other incremental costs of obtaining a contract as incurred because the amortization period is typically less than one year.

Stock-Based Compensation

Stock-based compensation is measured using the grant-date fair value of the award of equity instruments. The expense is recognized over the requisite service period and forfeitures are recognized as incurred. Excess tax benefits or deficiencies of deductions attributable to employees' vesting of restricted stock are reflected in Income tax expense in the accompanying Consolidated Statements of Operations and Comprehensive Income.

Income Taxes

Income taxes are recorded using the asset and liability approach for deferred tax assets and liabilities and the expected future tax consequences of differences between carrying amounts and the tax basis of assets and liabilities. A valuation allowance is recorded unless it is more likely than not that the deferred tax asset can be utilized to offset future taxes.

Management evaluates tax positions taken or expected to be taken in our tax returns and records a liability (including interest and penalties) for uncertain tax positions. We recognize tax benefits from uncertain tax positions when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes. The Company recognizes interest and penalties related to uncertain tax positions in Income tax expense in the accompanying Consolidated Statements of Operations and Comprehensive Income. There were no significant uncertain income tax positions for the year ended December 31, 2023.

Cash and Cash Equivalents

All highly liquid investments with original maturity dates of three months or less at the time of purchase are classified as cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value because of the short-term nature of these instruments. Our cash equivalents are held in government money market funds and at times may exceed federally insured limits.

Trade Receivables and Related Reserves

Trade receivables are recorded net of allowance for credit losses. The allowance for credit losses is determined using the application of a current expected credit loss model, which measures expected credit losses based on relevant information, including historical experience, current conditions and reasonable and supportable forecasts.

We estimate and recognize lifetime expected losses, rather than incurred losses, which results in the earlier recognition of credit losses even if the expected risk of credit loss is remote. As part of our analysis, we apply credit loss rates to outstanding receivables by aging category. For certain clients, we perform a quarterly credit review, which considers the client's credit rating and financial position as well as our total credit loss exposure. Trade receivables are written off after all reasonable collection efforts have been exhausted.

Trade accounts receivable reserves as a percentage of gross trade receivables was less than 1% at both December 31, 2023 and 2022. Recoveries of trade receivables previously written off are recorded when received and are immaterial for the year ended December 31, 2023.

Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the lesser of the estimated useful lives of the assets or the expected terms of the related leases. Upon sale or disposition of our fixed assets, the cost and accumulated depreciation are removed and any resulting gain or loss, net of proceeds, is reflected within SG&A in the Consolidated Statements of Operations and Comprehensive Income.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of long-lived assets is measured by a comparison of the carrying amount of the asset group to the future undiscounted net cash flows expected to be generated by those assets. If an analysis indicates the carrying amount of these long-lived assets exceeds the fair value, an impairment loss is recognized to reduce the carrying amount to its fair market value, as determined based on the present value of projected future cash flows.

Goodwill

Management has determined that the reporting units for the goodwill analysis is consistent with our reporting segments. We evaluate goodwill for impairment either through a qualitative or quantitative approach annually, or more frequently if an event occurs or circumstances change that indicate the carrying value of a reporting unit may not be recoverable. If we perform a quantitative assessment that indicates the carrying amount of a reporting unit exceeds its fair market value, an impairment loss is recognized to reduce the carrying amount to its fair market value. Kforce determines the fair market value of each reporting unit based on a weighting of the present value of projected future cash flows (the "income approach") and the use of comparative market approaches (the "market approach"). Factors requiring significant judgment include, among others, the assumptions related to discount rates, forecasted operating results, long-term growth rates, the determination of comparable companies and market multiples. Changes in economic and operating conditions or changes in Kforce's business strategies that occur after the annual impairment analysis may impact these assumptions and result in a future goodwill impairment charge, which could be material to our consolidated financial statements.

Equity Method Investment and Note Receivable

In June 2019, we entered into a joint venture whereby Kforce had a 50% noncontrolling interest in WorkLLama, which was accounted for as an equity method investment. Under the equity method, our carrying value included equity capital contributions, adjusted for our proportionate share of earnings or losses. We recorded a loss related to our equity method investment of $0.8 million and $3.8 million during the years ended December 31, 2023 and 2022, respectively.

During the year ended December 31, 2022, we recognized an impairment loss of the full balance of the equity method investment of $13.7 million, which was recorded in Other Expense, net in the Consolidated Statements of Operations and Comprehensive Income. Refer to Note 15 — "Fair Value Measurements" for more details on the impairment analysis of our equity method investment.

During the year ended December 31, 2022, Kforce executed a series of promissory notes (the "Note Receivable") to our joint venture for a total of $6.8 million and recorded a credit loss of $1.9 million, resulting in a balance of $4.8 million at December 31, 2022. There were no payments received on the Note Receivable during the year ended December 31, 2022.

On February 23, 2023, Kforce received $6.0 million in exchange for the sale of our 50% noncontrolling interest in WorkLLama to an unaffiliated third party and in full settlement of the outstanding balance of the Note Receivable. These proceeds, net of customary transaction costs, amounted to $5.1 million and is presented in the investing section of the Consolidated Statements of Cash Flows.

Operating Leases

Kforce leases property for our field offices and corporate headquarters as well as certain office equipment, which limits our exposure to risks related to ownership. We determine if a contract or arrangement meets the definition of a lease at inception. We elected not to separate lease and non-lease components when determining the consideration in the contract. Right-of-use ("ROU") assets and lease liabilities are recognized based on the present value of the lease payments over the lease term at the commencement date. If there is no rate implicit in the lease, we use our incremental borrowing rate in the present value calculation, which is based on our collateralized borrowing rate and determined based on the terms of our leases and the economic environment in which they exist. Our lease agreements do not contain any material residual value guarantees or restrictive covenants.

ROU assets for operating leases, net of amortization, are recorded within Other assets, net and operating lease liabilities are recorded within current liabilities if expected to be recognized in less than one year and in Other long-term liabilities, if over one year, in the Consolidated Balance Sheets. Operating lease additions are non-cash transactions and the amortization of the ROU assets is reflected as Noncash lease expense within operating activities in the Consolidated Statement of Cash Flows.

Our lease terms range from two to eleven years with a limited number of leases containing short-term renewal provisions that range from month-to-month to one year and some containing options to renew or terminate.

We elected the short-term practical expedient for leases with an initial term of 12 months or less and do not recognize ROU assets or lease liabilities for these short-term leases.

In addition to base rent, certain of our operating leases require variable payments of property taxes, insurance and common area maintenance. These variable lease costs, other than those dependent upon an index or rate, are expensed when the obligation for those payments is incurred.

Capitalized Software

Kforce purchases, develops and implements software to enhance the performance of our technology infrastructure. Direct internal costs, such as payroll and payroll-related costs, and external costs incurred during the development stage are capitalized and classified as capitalized software. Capitalized software development costs and the associated accumulated amortization are included in Other assets, net in the accompanying Consolidated Balance Sheets. Amortization expense is computed using the straight-line method over the estimated useful lives of the software, which range from one to fifteen years. Amortization expense of capitalized software during the years ended December 31, 2023, 2022 and 2021 was $1.9 million, $1.8 million and $1.7 million, respectively.

Health Insurance

Except for certain fully insured health insurance lines of coverage, Kforce retains the risk of loss for each health insurance plan participant up to $600 thousand in claims annually. Additionally, for all claim amounts exceeding $600 thousand, Kforce retains the risk of loss up to an annual aggregate loss of those claims of $280 thousand. For its partially self-insured lines of coverage, health insurance costs are accrued using estimates to approximate the liability for reported claims and incurred but not reported claims, which are primarily based upon an evaluation of historical claims experience, actuarially-determined completion factors and a qualitative review of our health insurance exposure, including the extent of outstanding claims and expected changes in health insurance costs.

Legal Costs

Legal costs incurred in connection with loss contingencies are expensed as incurred.

Earnings per Share

Basic earnings per share is computed as net income divided by the weighted-average number of common shares outstanding ("WASO") during the period. WASO excludes unvested shares of restricted stock. Diluted earnings per share is computed by dividing net income by diluted WASO. Diluted WASO includes the dilutive effect of unvested shares of restricted stock using the treasury stock method, except where the effect of including potential common shares would be anti-dilutive.

For the years ended December 31, 2023, 2022 and 2021, there were 319 thousand, 449 thousand and 633 thousand common stock equivalents, respectively, included in the diluted WASO. For the years ended December 31, 2023, 2022 and 2021, there were 157 thousand, 292 thousand and 9 thousand, respectively, of anti-dilutive common stock equivalents.

Treasury Stock

The Board may authorize share repurchases of our common stock. Shares repurchased under Board authorizations are held in treasury for general corporate purposes. Treasury shares are accounted for under the cost method and reported as a reduction of stockholders' equity in the accompanying consolidated financial statements.

On August 16, 2022, the Inflation Reduction Act of 2022 (the "IRA") was signed into Federal law. The IRA provides for, among other things, a new U.S. Federal 1% nondeductible excise tax on certain repurchases of stock by publicly-traded U.S. domestic corporations occurring after December 31, 2022. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased. For purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain stock issuances against the fair market value of stock repurchases during the same taxable year, with certain exceptions. For the year ended December 31, 2023, we recorded $0.4 million in excise tax related to the IRA, which was included in Treasury stock in the consolidated financial statements.

Derivative Instrument

Our interest rate swap derivative instruments were designated as cash flow hedges and recorded at fair value on the Consolidated Balance Sheets. The effective portion of the gain or loss on the derivative instruments are recorded as a component of Accumulated other comprehensive income, net of tax, and reclassified into earnings when the hedged items affect earnings and into the line item of the hedged item. Any ineffective portion of the gain or loss is recognized immediately into Other expense, net on the Consolidated Statements of Operations and Comprehensive Income. Cash flows from the derivative instrument are classified in the Consolidated Statements of Cash Flows in the same category as the hedged item. As of December 31, 2023 and 2022, the Firm did not have any outstanding interest rate swap derivative instruments.

Reportable Segments

Our segments are based on the organizational structure for which financial results are regularly reviewed by our chief operating decision-maker, our President and Chief Executive Officer, to determine resource allocation and assess performance. Based on services provided, Kforce's reportable segments are Technology and FA.

We report our performance based on segment revenue and segment profit. Segment profit includes revenue, related cost of services and other direct operating expenses directly attributable to the reportable segment. We do not report total assets, or income from operations, separately by segment as our operations are largely combined.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy uses a framework which requires categorizing assets and liabilities into one of three levels based on the inputs used in valuing the asset or liability.

- Level 1 inputs are unadjusted, quoted market prices in active markets for identical assets or liabilities.

- Level 2 inputs are observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

- Level 3 inputs include unobservable inputs that are supported by little, infrequent or no market activity and reflect management's own assumptions about inputs used in pricing the asset or liability.

Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The carrying values of cash and cash equivalents, trade receivables, other current assets and accounts payable and other accrued liabilities approximate fair value because of the short-term nature of these instruments.

Rabbi trust assets are primarily comprised of marketable equity securities and the fair values are based on unadjusted, quoted prices in active markets, which are considered Level 1.

Certain assets, in specific circumstances, are measured at fair value on a non-recurring basis utilizing Level 3 inputs such as goodwill and the equity method investment. For these assets, measurement at fair value in periods subsequent to their initial recognition would be applicable if one or more of these assets were determined to be impaired.

New Accounting Standards

Recently Adopted Accounting Standards

In March 2020, the FASB issued guidance for reference rate reform, which provided temporary optional guidance to ease the potential burden in accounting for reference rate reform in contracts and other transactions that reference LIBOR, or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. The FASB has since issued subsequent updates to the initial guidance in December 2022, which extends the final sunset date for reference rate reform from December 31, 2022 to December 31, 2024. We adopted this standard as of January 1, 2023, and it did not have a material impact on our consolidated financial statements.

Accounting Standards Not Yet Adopted

In October 2023, the FASB issued guidance for disclosure improvements in accordance with the SEC's simplification initiative. These amendments are intended to align FASB's accounting standards and eliminate disclosures that are "redundant, duplicative, overlapping, outdated, or superseded." The effective date for each amendment will be the date on which the SEC's removal of that related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. We are evaluating this new guidance, which may modify our disclosures, but we do not expect this standard to have a material effect on our consolidated financial statements.

In December 2023, the FASB issued guidance intended to improve reportable segment disclosure requirements through enhancements for significant segment expenses. These amendments clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. This guidance is effective for annual periods beginning after December 15, 2023, including interim periods within those annual periods. Early adoption of this guidance is permitted and retrospective application is required. We are evaluating this new guidance, which may modify our disclosures, but we do not expect this standard to have a material effect on our consolidated financial statements.

In December 2023, the FASB issued guidance for disclosure improvements for income taxes. These amendments require the disclosure of specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. This guidance is effective for annual periods beginning after December 15, 2024. Early adoption of this guidance is permitted for annual financial statements that have not yet been issued, with prospective application required. We are evaluating this new guidance, which may modify our disclosures, but we do not expect this standard to have a material effect on our consolidated financial statements.

2. REPORTABLE SEGMENTS

The following table provides information concerning the operations of our segments for the years ended December 31 (in thousands):

	Technology	FA	Total
2023			
Revenue	**$1,384,553**	**$147,203**	**$1,531,756**
Gross profit	**$ 369,396**	**$ 57,670**	**$ 427,066**
Operating and other expenses			**341,816**
Income from operations, before income taxes			**$ 85,250**
2022			
Revenue	$1,507,627	$203,138	$1,710,765
Gross profit	$ 421,922	$ 79,185	$ 501,107
Operating and other expenses			398,665
Income from operations, before income taxes			$ 102,442
2021			
Revenue	$1,273,941	$305,981	$1,579,922
Gross profit	$ 355,971	$100,893	$ 456,864
Operating and other expenses			357,597
Income from operations, before income taxes			$ 99,267

3. DISAGGREGATION OF REVENUE

The following table provides information about disaggregated revenue by segment and revenue type for the years ended December 31 (in thousands):

	Technology	FA	Total
2023			
Flex revenue	**$1,366,095**	**$127,679**	**$1,493,774**
Direct Hire revenue	**18,458**	**19,524**	**37,982**
Total Revenue	**$1,384,553**	**$147,203**	**$1,531,756**
2022			
Flex revenue	$1,476,055	$176,395	$1,652,450
Direct Hire revenue	31,572	26,743	58,315
Total Revenue	$1,507,627	$203,138	$1,710,765
2021			
Flex revenue	$1,247,560	$282,597	$1,530,157
Direct Hire revenue	26,381	23,384	49,765
Total Revenue	$1,273,941	$305,981	$1,579,922

4. ALLOWANCE FOR CREDIT LOSSES

The following table presents the activity within the allowance for credit losses on trade receivables for the years ended December 31, 2023 and 2022 (in thousands):

Allowance for credit losses, January 1, 2022	$ 1,729
Current period provision	(126)
Write-offs charged against the allowance, net of recoveries of amounts previously written off	(597)
Allowance for credit losses, December 31, 2022	1,006
Current period provision	768
Write-offs charged against the allowance, net of recoveries of amounts previously written off	(668)
Allowance for credit losses, December 31, 2023	$ 1,106

The allowances on trade receivables presented in the Consolidated Balance Sheets include $0.5 million and $0.6 million for reserves unrelated to credit losses at December 31, 2023 and 2022, respectively.

5. FIXED ASSETS, NET

The following table presents major classifications of fixed assets and related useful lives (in thousands, except useful lives):

December 31,	USEFUL LIFE	2023	2022
Furniture and equipment	2-10 years	$ 4,971	$ 5,553
Computer equipment	1-10 years	6,216	5,168
Leasehold improvements	1-10 years	7,672	9,624
Total fixed assets		18,859	20,345
Less accumulated depreciation		(9,441)	(11,698)
Total Fixed assets, net		$ 9,418	$ 8,647

Depreciation expense was $3.1 million, $2.7 million and $2.8 million during the years ended December 31, 2023, 2022 and 2021, respectively.

6. INCOME TAXES

The provision for income taxes consists of the following (in thousands):

Years Ended December 31,	2023	2022	2021
Current tax expense:			
Federal	$16,530	$17,535	$15,617
State	5,998	6,400	5,765
Deferred tax expense	1,647	3,076	2,708
Total Income tax expense	$24,175	$27,011	$24,090

The provision for income taxes shown above varied from the statutory federal income tax rate for those periods as follows:

Years Ended December 31,	2023	2022	2021
Federal income tax rate	21.0%	21.0%	21.0%
State income taxes, net of Federal tax effect	6.0	5.4	5.0
Non-deductible compensation and meals and entertainment	2.3	2.5	2.2
Tax credits	(0.8)	(1.2)	(2.2)
Tax benefit from restricted stock vesting	(0.8)	(1.0)	(2.6)
Other	0.7	0.3	0.9
Effective tax rate	28.4%	26.4%	24.3%

The 2023 effective tax rate was unfavorably impacted by a lower Work Opportunity Tax Credit ("WOTC"), a lower tax benefit from the vesting of restricted stock and higher non-deductible expenses, as compared to 2022. The 2022 effective rate was unfavorably impacted by a lower WOTC and a lower tax benefit from the vesting of restricted stock as compared with 2021, which were partially offset by greater non-deductible compensation to certain executive officers pursuant to IRS Code Section 162(m).

Deferred tax assets and liabilities are composed of the following (in thousands):

December 31,	2023	2022
Deferred tax assets:		
Accounts receivable reserves	$ 382	$ 901
Accrued liabilities	1,345	2,855
Deferred compensation obligation	6,616	6,521
Stock-based compensation	1,475	902
Operating lease liabilities	4,071	5,411
Other	8	8
Deferred tax assets	13,897	16,598
Deferred tax liabilities:		
Prepaid expenses	(367)	(359)
Fixed assets	(4,307)	(4,694)
Goodwill	(2,401)	(2,408)
ROU assets for operating leases	(3,684)	(4,397)
Partnership basis difference	—	46
Deferred tax liabilities	(10,759)	(11,812)
Valuation allowance	—	—
Total Deferred tax assets, net	$ 3,138	$ 4,786

In evaluating the realizability of Kforce's deferred tax assets, management assesses whether it is more likely than not that some portion, or all, of the deferred tax assets will be realized. Management considers, among other things, the ability to generate future taxable income (including reversals of temporary differences and projections of future taxable income) during the periods in which the related temporary differences will become deductible.

Kforce is periodically subject to IRS audits, as well as state and other local income tax audits for various tax years. Although Kforce has not experienced any material liabilities in the past due to income tax audits, Kforce can make no assurances concerning any future income tax audits.

Kforce and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states. With a few exceptions, Kforce is no longer subject to federal, state, local, or non-U.S. income tax examinations by tax authorities for years before 2020.

7. OTHER ASSETS, NET

Other assets, net consisted of the following (in thousands):

December 31,	2023	2022
Assets held in Rabbi Trust	$40,389	$31,976
ROU assets for operating leases, net	14,368	17,102
Capitalized software, net(1)	16,434	16,149
Deferred loan costs, net	658	881
Note receivable, net(2)	—	4,825
Other non-current assets	4,075	4,838
Total Other assets, net	$75,924	$75,771

(1) Accumulated amortization of capitalized software was $37.6 million and $36.6 million as of December 31, 2023 and 2022, respectively.
(2) During the year ended December 31, 2022, Kforce executed the Note Receivable with our joint venture that amounted to $6.75 million and recorded a reserve of $1.9 million on the Note Receivable. In February 2023, Kforce sold our 50% noncontrolling interest in our joint venture and settled the outstanding balance of the Note Receivable. Refer to Note 1 — "Summary of Significant Accounting Policies" for more details on the Note Receivable issued to our joint venture.

8. GOODWILL

The following table presents the gross amount and accumulated impairment losses for each of our reporting units as of December 31, 2023, 2022 and 2021 (in thousands):

	Technology	FA	Total
Goodwill, gross amount	$ 156,391	$ 19,766	$176,157
Accumulated impairment losses	(139,357)	(11,760)	(151,117)
Goodwill, carrying value	$ 17,034	$ 8,006	$ 25,040

There was no impairment expense related to goodwill for each of the years ended December 31, 2023, 2022 and 2021.

Management performed its annual impairment assessment of the carrying value of goodwill as of December 31, 2023 and 2022. For each of our reporting units, we assessed qualitative factors to determine whether the existence of events or circumstances indicated that it was more likely than not that the fair value of the reporting units was less than its carrying amount. Based on the qualitative assessments, management determined that it was more likely than not that the fair values of the reporting units were more than the carrying values at December 31, 2023 and 2022. A deterioration in any of the assumptions could result in an impairment charge in the future.

9. CURRENT LIABILITIES

The following table provides information on certain current liabilities (in thousands):

December 31,	2023	2022
Accounts payable	$42,842	$49,600
Accrued liabilities	8,699	11,552
Customer rebates payable	7,327	7,522
Deferred compensation payable	5,927	4,118
Total Accounts payable and other accrued liabilities	$64,795	$72,792
Payroll and benefits	$28,110	$41,506
Health insurance liabilities	3,727	3,481
Payroll taxes	1,705	2,633
Workers' compensation liabilities	426	749
Total Accrued payroll costs	$33,968	$48,369

Our accounts payable balance includes vendor and third party payables.

10. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following (in thousands):

December 31,	2023	2022
Deferred compensation plan	$42,025	$36,390
Operating lease liabilities	12,275	16,380
Other long-term liabilities	24	3
Total Other long-term liabilities	$54,324	$52,773

11. OPERATING LEASES

The following table presents weighted-average terms for our operating leases:

December 31,	2023	2022
Weighted-average discount rate	4.0%	2.6%
Weighted-average remaining lease term	6.5 years	6.8 years

The following table presents operating lease expense included in SG&A (in thousands):

December 31,	2023	2022
Lease Cost		
Operating lease expense	$4,673	$6,279
Variable lease costs	1,093	965
Short-term lease expense	1,396	1,615
Sublease income	(189)	(205)
Total operating lease expense	$6,973	$8,654

The following table presents the maturities of operating lease liabilities as of December 31, 2023 (in thousands):

2024	$ 4,161
2025	3,198
2026	1,991
2027	1,766
2028	1,724
Thereafter	5,360
Total maturities of operating lease liabilities	18,200
Less: imputed interest	2,336
Total operating lease liabilities	$15,864

12. EMPLOYEE BENEFIT PLANS

401(k) Savings Plans

The Firm maintains a qualified defined contribution 401(k) retirement savings plans for eligible employees. Assets of these plans are held in trust for the sole benefit of employees and/or their beneficiaries. Employer matching contributions are discretionary and are funded annually as approved by the Board. Kforce accrued matching 401(k) contributions of $1.9 million and $2.1 million as of December 31, 2023 and 2022, respectively.

Employee Stock Purchase Plan

Kforce's employee stock purchase plan allows all eligible employees to enroll each quarter to purchase Kforce's common stock at a 5% discount from its market price on the last day of the quarter. Kforce issued 18 thousand, 17 thousand, and 15 thousand shares of common stock at an average purchase price of $57.13, $63.37 and $51.10 per share during the years ended December 31, 2023, 2022 and 2021, respectively. All shares purchased under the employee stock purchase plan were settled using Kforce's treasury stock.

Deferred Compensation Plans

The Firm maintains various non-qualified deferred compensation plans, pursuant to which eligible management and highly compensated key employees, as defined by IRS regulations, may elect to defer all or part of their compensation to later years. These amounts are classified upon retirement or termination of employment in Accounts payable and other accrued liabilities if payable within the next year, or in Other long-term liabilities if payable after the next year, in the accompanying Consolidated Balance Sheets. At December 31, 2023 and 2022, amounts related to the deferred compensation plans included in Accounts payable and other accrued liabilities were $5.9 million and $4.1 million, respectively, and $42.0 million and $36.4 million was included in Other long-term liabilities at December 31, 2023 and 2022, respectively, in the Consolidated Balance Sheets. For the years ended December 31, 2023, 2022 and 2021, we recognized compensation expense for the plans of $1.3 million, $0.5 million and $1.1 million, respectively.

Kforce maintains a Rabbi Trust and holds life insurance policies on certain individuals to assist in the funding of the deferred compensation liability. If necessary, employee distributions are funded through proceeds from the sale of assets held within the Rabbi Trust. The balance of the assets held within the Rabbi Trust, including the cash surrender value of the Company-owned life insurance policies, was $40.4 million and $32.0 million as of December 31, 2023 and 2022, respectively, and is recorded in Other assets, net in the accompanying Consolidated Balance Sheets. As of December 31, 2023, the life insurance policies had a net death benefit of $168.8 million.

Supplemental Executive Retirement Plan

Effective April 30, 2021, Kforce's Board of Directors irrevocably terminated the SERP. As a result of the termination of the SERP, Kforce recognized a net loss of $1.8 million for the year ended December 31, 2021, which was recorded in Other expense, net in the accompanying Consolidated Statements of Operations and Comprehensive Income.

The SERP benefits owed to the two participants at December 31, 2021 was approximately $20.0 million in the aggregate, which represented the fair value at the date of termination, and was recorded in Accounts payable and accrued liabilities in the Consolidated Balance Sheet. During the year ended December 31, 2022, the Company paid the SERP benefit obligation in full.

13. CREDIT FACILITY

On October 20, 2021, the Firm entered into an amended and restated credit agreement with Wells Fargo Bank, National Association, as administrative agent, Wells Fargo Securities, LLC, as lead arranger and bookrunner, Bank of America, N.A., as syndication agent, BMO Harris Bank, N.A., as documentation agent, and the lenders referred to therein (the "Amended and Restated Credit Facility"). Under the Amended and Restated Credit Facility, the Firm has a maximum borrowing capacity of $200.0 million, which may, subject to certain conditions and the participation of the lenders, be increased up to an aggregate additional amount of $150.0 million (the "Commitment"). The maturity date of the Amended and Restated Credit Facility is October 20, 2026.

Revolving credit loans under the Amended and Restated Credit Facility bears interest at a rate equal to (a) the Base Rate (as described below) plus the Applicable Margin (as described below) or (b) the LIBOR Rate plus the Applicable Margin. Swingline loans under the Amended and Restated Credit Facility bears interest at a rate equal to the Base Rate plus the Applicable Margin. The Base Rate is the highest of: (i) the Wells Fargo Bank, National Association prime rate, (ii) the federal funds rate plus 0.50% or (iii) one-month LIBOR plus 1.00%, and the LIBOR Rate is reserve-adjusted LIBOR for the applicable interest period, but not less than zero. The Applicable Margin is based on the Firm's total leverage ratio. The Applicable Margin for Base Rate loans ranges from 0.125% to 0.500% and the Applicable Margin for LIBOR Rate loans ranges from 1.125% to 1.50%. The Firm pays a quarterly non-refundable commitment fee equal to the Applicable Margin on the average daily unused portion of the Commitment (swingline loans do not constitute usage for this purpose). The Applicable Margin for the commitment fee is based on the Firm's total leverage ratio and ranges between 0.20% and 0.30%.

The Firm is subject to certain affirmative and negative financial covenants including (but not limited to) the maintenance of a fixed charge coverage ratio of no less than 1.25 to 1.00 and the maintenance of a total leverage ratio of no greater than 3.50 to 1.00. The numerator in the fixed charge coverage ratio is defined pursuant to the Amended and Restated Credit Facility as earnings before interest expense, income taxes, depreciation and amortization, stock-based compensation expense and other permitted items pursuant to our Credit Facility (defined as "Consolidated EBITDA"), less cash paid for capital expenditures, income taxes and dividends. The denominator is defined as Kforce's fixed charges such as interest expense and principal payments paid or payable on outstanding debt other than borrowings under the Amended and Restated Credit Facility. The total leverage ratio is defined pursuant to the Amended and Restated Credit Facility as total indebtedness divided by Consolidated EBITDA. Our ability to make distributions or repurchases of equity securities could be limited if an event of default has occurred. Furthermore, our ability to repurchase equity securities in excess of $25.0 million over the last four quarters could be limited if (a) the total leverage ratio is greater than 3.00 to 1.00 and (b) the Firm's availability, inclusive of unrestricted cash, is less than $25.0 million. As of December 31, 2023, we are in compliance with all of our financial covenants contained in the Amended and Restated Credit Facility.

In June 2023, Kforce entered into the First Amendment to the Amended and Restated Credit Facility, by and among Wells Fargo, as administrative agent, and the lenders and financial institutions from time to time party thereto, to replace the LIBOR-based benchmark interest rates with SOFR-based benchmark interest rates.

As of December 31, 2023 and 2022, $41.6 million and $25.6 million was outstanding on the Amended and Restated Credit Facility, respectively. Kforce had $1.2 million and $1.3 million of outstanding letters of credit at December 31, 2023 and 2022, respectively, which pursuant to the Amended and Restated Credit Facility, reduces the availability of the borrowing capacity.

14. DERIVATIVE INSTRUMENT AND HEDGING ACTIVITY

As of December 31, 2023 and 2022, the Firm did not have any outstanding interest rate swap derivative instruments.

On April 21, 2017, Kforce entered into a forward-starting interest rate swap agreement with Wells Fargo Bank, N.A ("Swap A"). Swap A was effective on May 31, 2017 and matured on April 29, 2022. Other information related to Swap A is as follows: Notional amount — $25.0 million; and Fixed interest rate — 1.81%.

On March 12, 2020, Kforce entered into a forward-starting interest rate swap agreement with Wells Fargo Bank, N.A ("Swap B", together with Swap A, the "Swaps"). Swap B was effective on March 17, 2020. Other information related to Swap B is as follows: Scheduled maturity date — May 30, 2025; Fixed interest rate — 0.61%; and Notional amount — $100.0 million.

The Firm used the Swaps as an interest rate risk management tool to mitigate the potential impact of rising interest rates on variable rate debt. The fixed interest rate for each Swap, plus the applicable interest margin under our Amended and Restated Credit Facility, was recorded in Other expense, net in the accompanying Consolidated Statements of Operations and Comprehensive Income.

In May 2022, the Firm terminated Swap B in anticipation of paying the outstanding amount on the Amended and Restated Credit Facility, which was $100.0 million. At the termination of Swap B, the amount recorded in Accumulated other comprehensive income was recognized. We received proceeds of $4.1 million, which represented the gain and fair value of Swap B at the time of termination, and is included in Other expense, net in the accompanying Consolidated Statements of Operations and Comprehensive Income for the year ended December 31, 2022.

Both Swaps A and B were designated as cash flow hedges. The change in the fair value of the Swaps was previously recorded as a component of Accumulated other comprehensive income in the consolidated financial statements.

The following table sets forth the activity in the accumulated derivative instrument activity (in thousands):

December 31,	2023	2022
Accumulated derivative instrument gain, beginning of year	$—	$ 823
Net change associated with current period hedging transactions	—	(823)
Accumulated derivative instrument gain, end of year	$—	$ —

15. FAIR VALUE MEASUREMENTS

Nonrecurring Fair Values — Equity Method Investment

We review the equity method investment for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. An impairment loss is recognized in the event that an other-than-temporary decline in the fair value of the investment occurs.

Events such as the impact of the COVID-19 pandemic (in 2020), a strategic repositioning of the joint venture to focus on providing its clients with an ability to directly source and engage talent on its platform (in 2021) and delays in WorkLLama's ability to achieve its financial projections, despite continued demand for its technology platform, have resulted in the indicators of other-than-temporary impairments. When these events have occurred, we performed an impairment test utilizing the market and income approaches. For the income approach, we utilized estimated discounted future cash flows expected to be generated by WorkLLama. For the market approach, we utilized market multiples of revenue and earnings derived from comparable publicly-traded companies. These types of analyses contain uncertainties because they require management to make significant assumptions and judgments, including: (1) an appropriate rate to discount the expected future cash flows; (2) the inherent risk in achieving forecasted operating results; (3) long-term growth rates; (4) expectations for future economic cycles; (5) market comparable companies and appropriate adjustments thereto; and

(6) market multiples. The fair value determination in our impairment tests is considered Level 3, due to the high sensitivity to changes in key assumptions, including, but not limited to, the discount rate that is applied to the financial projections. The fair value of the equity investment, determined by our previous impairment analysis, concluded that the fair value exceeded the carrying value.

During 2022, with the assistance of an independent financial advisor, WorkLLama and Kforce were pursuing the identification of a strategic partner to support WorkLLama's future growth expectations and further invest in their technology platform. In the fourth quarter of 2022, Kforce made a strategic decision to focus on investing in the growth of its business and to pursue an exit of its equity stake in WorkLLama, which was an indicator of other-than-temporary impairment. In December 2022, WorkLLama executed a LOI with an independent third party whereby they would acquire WorkLLama and settle the outstanding debt, or a portion thereof, owed by WorkLLama to Kforce. This transaction closed on February 23, 2023. As a result of this transaction, Kforce no longer has any equity interest in WorkLLama. Management used this, combined with other facts and circumstances, to determine the fair value of the equity method investment and recognized an impairment loss of the full balance of the equity method investment as of December 31, 2022. The fair value of the equity method investment was measured using the best information available, including the economics of the transaction and management's judgment, which are considered Level 3 inputs. The valuation technique utilized at December 31, 2022 changed based on the circumstances discussed above. During the year ended December 31, 2021, the Company did not record any impairments related to the equity method investment. Refer to Note 1 — "Summary of Significant Accounting Policies" for more details.

There were no transfers into or out of Level 1, 2 or 3 assets or liabilities during the years ended December 31, 2023 and 2022.

16. STOCK-BASED COMPENSATION

On April 20, 2023, the Kforce shareholders approved the 2023 Stock Incentive Plan (the "2023 Plan"). The 2023 Plan allows for the issuance of stock options, stock appreciation rights ("SARs"), stock awards (including restricted stock awards ("RSAs") and restricted stock units ("RSUs")) and other stock-based awards. The aggregate number of shares reserved under the 2023 Plan is approximately $3.2 million. Grants of an option or SARs reduce the reserve by one share, while a restricted stock award reduces the reserve by 2.72 shares. The 2023 Plan terminates on April 20, 2033.

During the years ended December 31, 2023, 2022 and 2021, stock-based compensation expense was $17.7 million, $17.7 million and $14.0 million, respectively, and is included in Selling, general and administrative expenses ("SG&A") in the Consolidated Statements of Operations and Comprehensive Income. The related tax benefit for the years ended December 31, 2023, 2022 and 2021 was $4.8 million, $3.7 million and $4.1 million, respectively.

Restricted Stock

Restricted stock (including RSAs and RSUs) are granted to executives and management either: for awards related to Kforce's annual long-term incentive ("LTI") compensation program, or as part of a compensation package in order to retain directors, executives and management. The LTI award amounts are primarily based on Kforce's total shareholder return as compared to a predefined peer group. Restricted stock granted during the year ended December 31, 2023 will vest ratably over a period of one to ten years.

RSAs contain the same voting rights as other common stock as well as the right to forfeitable dividends in the form of additional RSAs at the same rate as the cash dividend on common stock and containing the same vesting provisions as the underlying award. RSUs contain no voting rights, but have the right to forfeitable dividend equivalents in the form of additional RSUs at the same rate as the cash dividend on common stock and containing the same vesting provisions as the underlying award. The distribution of shares of common stock for each RSU, pursuant to the terms of the Kforce Inc. Director's Restricted Stock Unit Deferral Plan, can be deferred to a date later than the vesting date if an appropriate election was made. In the event of such deferral, vested RSUs have the right to dividend equivalents.

The following table presents the restricted stock activity for the years ended December 31, 2023 (in thousands, except per share amounts):

	Number of Restricted Stock	Weighted-Average Grant Date Fair Value	Total Instrinsic Value of Restricted Stock Vested
Outstanding at December 31, 2022	911	$54.42	
Granted	**309**	**$64.97**	
Forfeited/Canceled	**(89)**	**$53.59**	
Vested	**(333)**	**$49.18**	**$22,469**
Outstanding at December 31, 2023	**798**	**$60.80**	

The weighted-average grant date fair value of restricted stock granted was $64.97, $55.85 and $47.58 during the years ended December 31, 2023, 2022 and 2021, respectively. The total intrinsic value of restricted stock vested was $22.5 million, $23.7 million and $33.6 million during the years ended December 31, 2023, 2022 and 2021, respectively.

The fair market value of restricted stock is determined based on the closing stock price of Kforce's common stock at the date of grant and is amortized on a straight-line basis over the requisite service period. As of December 31, 2023, total unrecognized stock-based compensation expense related to restricted stock was $42.2 million, which will be recognized over a weighted-average remaining period of 4.3 years.

17. COMMITMENTS AND CONTINGENCIES

Purchase Commitments

Kforce has various commitments to purchase goods and services in the ordinary course of business. These commitments are primarily related to software and online application licenses and hosting. As of December 31, 2023, these purchase commitments amounted to approximately $38.0 million and are expected to be paid as follows: $14.8 million in 2024, $7.8 million in 2025, $2.4 million in 2026, $2.4 million in 2027, $2.2 million in 2028, and $8.4 million in 2029 and beyond.

Letters of Credit

Kforce provides letters of credit to certain vendors in lieu of cash deposits. At December 31, 2023, Kforce had letters of credit outstanding for operating lease and insurance coverage deposits totaling $1.2 million.

Employment Agreements

Kforce has employment agreements with certain executives that provide for minimum compensation, salary and continuation of certain benefits for a six-month to a three-year period after their employment ends under certain circumstances. Certain of the agreements also provide for a severance payment ranging from one to three times annual salary and one-half to three times average annual bonus if such an agreement is terminated without good cause by Kforce or for good reason by the executive subject to certain post-employment restrictive covenants. At December 31, 2023, our liability would be approximately $30.3 million if, following a change in control, all of the executives under contract were terminated without good cause by the employer or if the executives resigned for good reason and $11.4 million if, in the absence of a change in control, all of the executives under contract were terminated by Kforce without good cause or if the executives resigned for good reason.

Litigation

We are involved in legal proceedings, claims and administrative matters that arise in the ordinary course of business. We have made accruals with respect to certain of these matters, where appropriate, that are reflected in our consolidated financial statements but are not, individually or in the aggregate, considered material. For other matters for which an accrual has not been made, we have not yet determined that a loss is probable, or the amount of loss cannot be reasonably estimated. While the ultimate outcome of the matters cannot be determined, we currently do not expect that these proceedings and claims, individually or in the aggregate, will have a material effect on our financial position, results of operations or cash flows. The outcome of any litigation is inherently uncertain, however, and if decided adversely to us, or if we determine that settlement of particular litigation is appropriate, we may be subject to liability that could have a material adverse effect on our financial position, results of operations or cash flows. Kforce maintains liability insurance in amounts and with such coverage and deductibles as management believes is reasonable. The principal liability risks that Kforce insures against are workers' compensation, personal injury, bodily injury, property damage, directors' and officers' liability, errors and omissions, cyber liability, employment practices liability and fidelity losses. There can be no assurance that Kforce's liability insurance will cover all events or that the limits of coverage will be sufficient to fully cover all liabilities.

As previously reported, on December 17, 2019, Kforce Inc., et al., was served with a complaint brought in Superior Court of the State of California, Alameda County. Kathleen Wahrer, et al. v. Kforce Inc., et al., Case Number: RG19047269. Subsequent to December 31, 2023, the Court granted final approval of the parties' settlement agreement. This matter is resolved and did not have a material adverse effect on our business, consolidated financial position, results of operations, or cash flows.

As previously reported, on November 18, 2020, Kforce Inc., et al. was served with a complaint brought in the Superior Court of the State of California, San Diego County, which was subsequently amended on January 21, 2021, to add Kforce Flexible Solutions as a party. Bernardo Buchsbaum, et al. v. Kforce Inc., et al., Case Number: 37-2020-00030994-CU-OE-CTL. The Court entered a written order granting final approval of the parties' settlement agreement in March 2023, and the case has been dismissed. This matter is resolved and did not have a material adverse effect on our business, consolidated financial position, results of operations, or cash flows.

As previously reported, on December 24, 2020, a complaint was filed against Kforce Inc., et al. in Superior Court of the State of California, Los Angeles County. Sydney Elliott-Brand, et al. v. Kforce Inc., et al., Case Number: 20STCV49193. On January 7, 2022, the lawsuit was amended to add Bernardo Buchsbaum and Josie Meister as plaintiffs and to add claims under PAGA and the Fair Labor Standards Act, 29 U.S.C. §§ 201, et seq. The Court entered a written order granting final approval of the parties' settlement agreement in March 2023. This matter is resolved and did not have a material adverse effect on our business, consolidated financial position, results of operations, or cash flows.

As previously reported, on December 11, 2020, a complaint was filed against Kforce and its client, Verity Health System of California ("Verity") in the Superior Court of California, Los Angeles County, which was subsequently amended on February 19, 2021. Ramona Webb v. Kforce Flexible Solutions, LLC, et al., Case Number: 20STCV47529. The Court dismissed the representative PAGA action in May 2023, and the American Arbitration Association closed its file on Webb's individual claims in June 2023. This matter is resolved and did not have a material adverse effect on our business, consolidated financial position, results of operations, or cash flows.

As previously reported, on January 6, 2022, a complaint was filed against Kforce Inc. in the Superior Court of the State of California, Los Angeles County. Jessica Cook and Brianna Pratt, et al. v. Kforce Inc., Case Number: 22STCV00602. The Court entered a written order granting final approval of the parties' settlement agreement in March 2023, and the case has been dismissed. This matter is resolved and did not have a material adverse effect on our business, consolidated financial position, results of operations, or cash flows.

As previously reported, on January 6, 2022, a complaint was filed against Kforce Inc. in the United States District Court for the Middle District of Florida and was served on February 4, 2022. Sam Whiteman, et al. v. Kforce Inc., Case Number: 8:22-cv-00056. The Court granted final approval of the parties' settlement agreement and the case was dismissed in February 2023. This matter is resolved and did not have a material adverse effect on our business, consolidated financial position, results of operations, or cash flows.



CORPORATE INFORMATION

BOARD OF DIRECTORS

David L. Dunkel
Chairman of the Board

Derrick D. Brooks
Executive Vice President,
Corporate & Community
Business Development,
Vinik Sports Group

Catherine H. Cloudman
President and
Chief Executive Officer,
CHC Advisors, LLC

Ann E. Dunwoody
General (Retired),
U.S. Army
President,
First 2 Four, LLC

Mark F. Furlong
President and
Chief Executive Officer (Retired),
BMO Harris Bank N.A.

Joseph J. Liberatore
President and
Chief Executive Officer,
Kforce Inc.

Randall A. Mehl
President and
Chief Investment Officer,
Stewardship Capital Advisors, LLC

Elaine D. Rosen
Nonexecutive Chair of the Board,
Assurant, Inc.
Lead Independent Director,
Kforce Inc.

N. John Simmons
Chief Executive Officer,
Growth Advisors, LLC

EXECUTIVE OFFICERS

Joseph J. Liberatore
President and
Chief Executive Officer

David M. Kelly
Chief Operating Officer and
Corporate Secretary

Jeffrey B. Hackman
Chief Financial Officer and
Assistant Corporate Secretary

Andrew G. Thomas
Chief Experience Officer

CORPORATE COUNSEL

Holland & Knight LLP
Tampa, Florida

INDEPENDENT AUDITORS

Deloitte & Touche LLP
Tampa, Florida

TRANSFER AGENT

Computershare Investor Services
P.O. Box 505000
Louisville, KY 40233-5000
www.computershare.com/investor
Shareholder services:
1 (877) 373-6374

FORM 10-K AVAILABLE

A copy of the Kforce Inc.'s Annual
Report on Form 10-K (excluding
exhibits thereto) is available
to any investor without charge
upon written request to:

Michael R. Blackman
Chief Corporate
Development Officer

Kforce Inc.
1150 Assembly Drive
Suite 500
Tampa, Florida 33607

Or call Investor Relations:
1 (813) 552-2927

ANNUAL MEETING

The annual meeting of
shareholders will be held on
April 24, 2024 at 8:00 a.m. ET
at Kforce Inc.headquarters
in Tampa, Florida.

WEBSITE INFORMATION

For a comprehensive profile
of Kforce Inc., visit the Firm's
website at: www.kforce.com.

**This Annual Report contains forward-looking statements
(within the meaning of the federal securities laws). Please see
the "Cautionary Note Regarding Forward-Looking Statements"
contained in the introductory portion of our Annual Report on
Form 10-K for the year ended December 31, 2023 for additional
information regarding forward-looking statements.**



Corporate Headquarters:
1150 Assembly Drive
Suite 500
Tampa, Florida 33607
(813) 552-5000



OFFICE LOCATIONS

ARIZONA
Phoenix

CALIFORNIA
Costa Mesa
Culver City
La Jolla (San Diego)
San Ramon

COLORADO
Centennial (Denver)

CONNECTICUT
Rocky Hill

FLORIDA
Doral (Miami)
Jacksonville
Orlando
Sunrise (Ft. Lauderdale)
Tampa

GEORGIA
Atlanta

ILLINOIS
Chicago

MARYLAND
Linthicum (Baltimore)

MASSACHUSETTS
Boston

MICHIGAN
Grand Rapids

MISSOURI
St. Louis

NEW YORK
New York

OHIO
Dublin (Columbus)

OREGON
Lake Oswego (Portland)

PENNSYLVANIA
King of Prussia

TEXAS
Austin
Dallas
Houston
San Antonio

UTAH
Sandy (Salt Lake City)

VIRGINIA
Reston

WISCONSIN
Madison
Milwaukee